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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         NIMBUS CD INTERNATIONAL, INC.

                           (Name of Subject Company)

                         NIMBUS CD INTERNATIONAL, INC.

                      (Name of Person(s) Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                    65439010

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               LYNDON J. FAULKNER
                                   PRESIDENT
                         NIMBUS CD INTERNATIONAL, INC.
                               623 WELSH RUN ROAD
                                 GUILDFORD FARM
                          RUCKERSVILLE, VIRGINIA 22968
                                 (804) 985-1100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                          WILLIAM F. WYNNE, JR., ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Nimbus CD International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 623 Welsh Run Road, Guildford Farm, Ruckersville, Virginia 22968. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.01 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer (the "Offer") made by Neptune Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Carlton Communications Plc ("Parent"), a public limited company organized under the laws of England, disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") dated June 23, 1998, to purchase all of the outstanding Shares at a price of $11.50 per Share, net to the seller in cash without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer Documents").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 16, 1998, by and among the Company, Purchaser and Parent (the "Merger Agreement"), which provides for the making of the Offer by Purchaser, subject to the conditions and upon the terms of the Merger Agreement, and for the subsequent merger of Purchaser with and into the Company (the "Merger").

    Concurrently with the execution of the Merger Agreement, Purchaser and Parent entered into an agreement (the "Stockholders Agreement") with certain stockholders (the "Selling Stockholders") of the Company. As of the date hereof, the Selling Stockholders own, in the aggregate, 9,373,322 Shares (the "Stockholder Shares"), representing approximately 44% of the outstanding Shares. Pursuant to the Stockholders Agreement, the Selling Stockholders have each agreed to validly tender (and not to withdraw) all of the Shares currently owned or hereafter acquired by each of them prior to the termination of the Merger Agreement, at a price of $11.50 per Share pursuant to and in accordance with the Offer. Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed to pay to Purchaser any consideration in excess of $11.50 per Share which they receive in respect of the Stockholder Shares.

    According to the Schedule 14D-1, the principal executive offices of Parent are located at 25 Knightsbridge, London SW1X 7RZ, England, and the principal offices of Purchaser are located at Brandywine Corporate Center, 650 Naamans Road, Suite 117, Claymont, Delaware 19703.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Except as set forth in this Item 3(b) or described in the Company's Information Statement (the "Information Statement") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, which is annexed hereto as Annex A and incorporated herein by reference in its entirety, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

    Certain contracts, agreements and understandings and any actual or potential conflict of interest between the Company and its directors, executive officers and affiliates or between the Company, Purchaser and Parent are set forth below:

        (i) MERGER AGREEMENT. The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "SEC") as Exhibit 1 hereto.

    The Merger Agreement provides that as soon as practicable after the last of the conditions set forth therein is fulfilled or waived (subject to applicable law) but in no event later than the fifth business day thereafter, or on such other date as Parent and the Company shall mutually agree, Purchaser shall be merged with and into the Company. Upon consummation of the Merger (the "Effective Time"), each issued and outstanding Share (other than (i) any Shares which are held by any subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly, by Parent or any direct or indirect subsidiary of Parent (including Purchaser), all of which shall be canceled and none of which shall receive any payment with respect thereto and
(ii) Shares held by Dissenting Stockholders) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive an amount, in cash, without interest, equal to the price paid for each Share pursuant to the Offer (the "Merger Consideration").

    VOTE REQUIRED TO APPROVE MERGER. The Delaware General Corporation Law (the "DGCL") requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company and, if the "short form" merger procedure described below is not available, adopted by the holders of a majority of the Company's outstanding Shares. The Board of Directors of the Company has approved and adopted the Merger Agreement and has approved the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is the approval and adoption of the Merger Agreement by such stockholders if the "short form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by Purchaser) is generally required to adopt the Merger Agreement. If Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, Purchaser could effect the Merger using the "short-form" merger procedures without prior notice to, or any action by, any other stockholder of the Company. In such a case, the Company has agreed under the Merger Agreement, subject to certain conditions thereof, at the request of Parent and Purchaser to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL.

    SECTION 203 OF THE DGCL. In general, Section 203 of the DGCL prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) of a Delaware corporation from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with such corporation for three years following the date such person became an Interested Stockholder unless (i) before such person became an Interested Stockholder, the Board of Directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock ownership plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is approved by the Board of Directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder. However, Section 203 of the DGCL is inapplicable to the Merger

                                       2
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Agreement because the Company has elected in its certificate of incorporation not to be governed by the provisions of Section 203.

    CONDITIONS TO THE MERGER. The respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver (subject to applicable law) at or prior to the Effective Time of the following conditions:
(a) to the extent required by applicable law, the Merger Agreement and the Merger shall have been approved and adopted by holders of a majority of the outstanding shares of the Common Stock of the Company entitled to vote in accordance with applicable law (if required by applicable law) and the Company's Certificate of Incorporation and By-Laws; (b) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated; (c) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement and which is in effect at the Effective Time; PROVIDED, HOWEVER, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered; (d) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Offer or the Merger or has the effect of making the purchase of the Shares illegal; and (e) there shall have been tendered (and not withdrawn) and Purchaser shall have accepted for payment and paid for a number of Shares which represent a majority of the total voting power of all shares of capital stock of the Company outstanding on a fully diluted basis (the "Minimum Condition"); PROVIDED that the foregoing clause (e) shall not be a condition to Parent's and Purchaser's obligation to consummate the Merger if Purchaser's failure to purchase any Shares violates the terms of the Offer.

    TERMINATION OF THE MERGER AGREEMENT. According to its terms, the Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned, at any time prior to the Effective Time, whether before or after approval of the Merger by the Company's stockholders: (a) by mutual consent of the Company, on the one hand, and of Parent and Purchaser, on the other hand;
(b) by either Parent and Purchaser, on the one hand, or the Company, on the other hand, if any governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Common Stock pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; (c) by Parent and Purchaser, on the one hand, or the Company, on the other hand, if the Effective Time shall not have occurred on or prior to September 30, 1998 (the "Outside Date"), unless the Effective Time shall not have occurred on or prior to the Outside Date because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Merger Agreement on the part of the party seeking to terminate the Merger Agreement;
(d) by Parent and Purchaser, if the Offer is terminated or expires in accordance with its terms without Purchaser having purchased any Common Stock thereunder due to an event or occurrence which would result in a failure to satisfy any of the conditions set forth on Annex A to the Merger Agreement, unless any such failure shall have been caused by or resulted from the failure of Parent or Purchaser to perform in a material respect any covenant or agreement of either of them contained in the Merger Agreement or the breach by Parent or Purchaser in a material respect of any representation or warranty of either of them contained in the Merger Agreement; (e) by Parent and Purchaser, in the event that (A)(i) any one or more representations, warranties, covenants or agreements of the Company contained in the Merger Agreement that is qualified as to materiality shall be untrue, incorrect or breached in any respect except for such failures as would not be reasonably likely to have a material adverse effect on the Condition (as defined in the Merger Agreement) of the Company and its subsidiaries taken as a whole or (ii) any one or more of such representations, warranties, covenants or agreements that is not so qualified shall be untrue incorrect or breached in any material respect which, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the Condition of the Company and its subsidiaries taken as a whole and,

                                       3
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(B) in each case, cannot or has not been cured prior to the earlier of (i) 15 days after the giving of written notice of such breach to the Company and (ii) two business days prior to the date on which the Offer expires; (f) by the Company, if the Board of Directors of the Company determines that an Acquisition Proposal constitutes a Superior Proposal and the Board of Directors determines after consulting with independent outside counsel that a failure to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal would constitute a breach of its fiduciary duties; PROVIDED, HOWEVER, that the Company shall not be permitted to terminate the Merger Agreement pursuant to clause (f) unless it has provided Parent and Purchaser with two business days prior written notice of its intent to so terminate the Merger Agreement together with a reasonably detailed summary of the terms and conditions of such Superior Proposal; PROVIDED, FURTHER, that Parent shall receive the fees set forth below under "Fees and Expenses" immediately prior to any termination pursuant to clause (f) by wire transfer in same day funds; (g) by Parent and Purchaser, if
(i) the Company or any of its subsidiaries or their Agents encourages, solicits or initiates the making of any Acquisition Proposal from any Person other than Parent or Purchaser or the Company or any of its subsidiaries or their Agents takes any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (other than as permitted by and taken in compliance with the provisions of the Merger Agreement described below under "No Solicitation of Other Offers"), (ii) the Company enters into any agreement with respect to or the making of an Acquisition Proposal or (iii) if the Company's Board of Directors shall have (A) failed to recommend to the Company's stockholders that such stockholders tender their Shares pursuant to the Offer and vote to approve and adopt the Merger Agreement or (B) amended, withdrawn or modified such recommendation in a manner adverse to Parent and Purchaser; (h) by the Company, in the event that (A)(x) any one or more representations, warranties, covenants or agreements of Parent or Purchaser contained in the Merger Agreement that is qualified as to materiality shall be untrue, incorrect or breached in any respect except where such failures are not reasonably likely to materially and adversely affect Parent's or Purchaser's ability to complete the Offer or Merger or (y) any one or more of such representations, warranties, covenants or agreements that is not so qualified shall be untrue, incorrect or breached which, individually or in the aggregate would be reasonably likely to materially and adversely effect Parent's or Purchaser's ability to complete the Offer or the Merger and (B) in each case cannot or has not been cured prior to the earlier of (x) 15 days after the giving of written notice of such breach to the Parent and Purchaser and (y) to the extent applicable, two business days prior to the date on which the Offer expires; (i) by the Company, if Parent or Purchaser shall have (x) failed to commence the Offer within 5 business days following the date of the Merger Agreement, (y) terminated the Offer or (z) failed to pay for Shares pursuant to the Offer on or prior to the earlier of (1) the fifth day after any Shares tendered in the Offer have been accepted for payment and (2) the Outside Date, unless in the case (x) or (y) such failure shall have been caused by or resulted from the failure of the Company to satisfy the Tender Offer Conditions set forth in Annex A or a material breach by the Company of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement. As used in the Merger Agreements, "Acquisition Proposal" means any inquiry, proposal or offer from any person or group relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries or of all or any portion of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning all or any portion of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or any transaction having similar economic effect involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. "Superior Proposal" means a BONA FIDE proposal made by a third party to acquire all or a portion of the outstanding shares of the Company pursuant to a tender offer, a merger or a sale of all of the assets of the Company on terms which the Board of Directors of the Company determines in its good faith reasonable judgment (after consultation with its independent outside financial and legal advisors) to be more favorable to the Company and its stockholders than the transactions contemplated hereby.

                                       4
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    FEES AND EXPENSES.  The Merger Agreement provides that subject to the following, all costs and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated thereby shall be paid by the party incurring such costs and expenses. If (w) (i) the Offer shall have remained open for a minimum of at least 20 business days, (ii) after the date of the Merger Agreement and prior to December 31, 1998 any Person (other than Parent or Purchaser) shall have become the beneficial owner of 50% or more of the outstanding Shares and (iii) the Minimum Condition shall not have been satisfied and the Offer is terminated without the purchase of any Shares thereunder, or (x) Parent and Purchaser shall have terminated the Merger Agreement pursuant to Section 6.01(g) thereof, or (y) the Company shall have terminated the Merger Agreement pursuant to Section 6.01(f) thereof, then the Company, if requested by Purchaser, shall promptly, but in no event later than two days after the date of such request, pay Parent up to $2,000,000 to reimburse Purchaser for the documented fees and expenses of Parent and Purchaser related to the Merger Agreement, the transactions contemplated thereby and any related financing and an additional fee of $8,000,000, which amounts shall be immediately payable by wire transfer in same day funds; PROVIDED, HOWEVER, that if the Company shall have terminated the Merger Agreement pursuant to clause (f) as described above under "Termination of the Merger Agreement," such amounts shall be paid in accordance with the provisions of such section. If the Company fails to promptly pay the amounts due pursuant to these provisions of the Merger Agreement or clause (f) as described above under "Termination of the Merger Agreement," and, in order to obtain such payments, Parent or Purchaser commences a suit which results in a judgment against the Company for the fees set forth above, the Company shall pay to Parent and Purchaser its reasonably documented costs and expenses (including reasonably documented attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate equal to two percentage points over the prime rate of the Morgan Guaranty Trust Company of New York on the date such payment was required to be made.

    AMENDMENT OF THE MERGER AGREEMENT. Subject to applicable law, the Merger Agreement may be amended, modified and supplemented in writing by the parties thereto in any and all respects before the Effective Time (notwithstanding any stockholder approval), by action taken by the respective Boards of Directors of Parent, Purchaser and the Company or by the respective officers authorized by such Boards of Directors; PROVIDED, HOWEVER, that after any such stockholder approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval.

    TREATMENT OF OPTIONS. The Merger Agreement provides that prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any Committee thereof) shall adopt appropriate resolutions and use its reasonable best efforts to take all other actions necessary to (i) provide for the cancellation, effective at the Effective Time of all the outstanding stock options and other rights to purchase Shares ("Options") and (ii) terminate, as of the Effective Time, the Company's stock option plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries (collectively, the "Stock Incentive Plans") and (iii) amend, as of the Effective Time, the provisions in any U.S. or Foreign Employee Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any of its subsidiaries or any interest in respect of any capital stock of the Company or its subsidiaries to provide that there shall be no continuing rights to acquire, hold, transfer or grant any capital stock of the Company or its subsidiaries or any interest in the capital stock of the Company or its subsidiaries. Immediately prior to the Effective Time, the Company shall use its reasonable best efforts to ensure that (i) each Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of Shares but shall entitle each holder thereof, in cancellation and settlement therefor, to payments by the Company in cash (subject to any applicable withholding taxes, the "Cash Payment"), at the Effective Time, equal to the product of (x) the total number of Shares subject to such Option whether or not then vested or exercisable and (y) the excess of the Merger Consideration (as defined in the Merger Agreement) over the exercise price per Share subject to such Option, each such Cash Payment to be paid to each holder of an outstanding Option at the Effective Time and (ii) each Share previously issued in the form of grants of restricted stock or

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grants of contingent shares shall fully vest in accordance with their respective terms. In addition, any outstanding stock appreciation rights or limited stock appreciation rights shall be canceled immediately prior to the Effective Time without any payment or other consideration therefor. The Merger Agreement further provides that the Company shall use its reasonable best efforts to ensure that the Stock Incentive Plans shall terminate as of the Effective Time. The Company will take all necessary steps to ensure that neither the Company nor any of its subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any Person, other than Parent or its affiliates, to own any capital stock of the Surviving Corporation or any of its subsidiaries or to receive any payment in respect thereof. The Company will use its reasonable best efforts to obtain all necessary consents to ensure that after the Effective Time, the only rights of the holders of Options to purchase Shares in respect of such Options will be to receive the Cash Payment in cancellation and settlement thereof. Notwithstanding any other provision of
Section 2.07 of the Merger Agreement to the contrary, payment of the Cash
Payment may be withheld with respect to any Option until the necessary consents are obtained.

    DIRECTORS' AND OFFICERS' INSURANCE; INDEMNIFICATION. The Merger Agreement requires that from and after the Effective Time, the Surviving Corporation (as defined in the Merger Agreement) shall (or, if necessary, Parent shall take all necessary actions to) ensure that the Certificate of Incorporation and By-laws of the Surviving Corporation contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and By-Laws on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law. For six years from the Effective Time, the Surviving Corporation shall either (x) maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy (the "Indemnified Parties"); PROVIDED that the Surviving Corporation may substitute for such Company policies, policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time or (y) cause Parent's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy; PROVIDED that the coverage provided by Parent's insurance shall be no less favorable to the Indemnified Parties and shall provide no fewer rights than the Company's directors' and officers' liability insurance policy in place on the date of the Merger Agreement. Notwithstanding anything to the contrary in the Merger Agreement, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums paid by the Company as of the date of the Merger Agreement for such insurance and if the annual premium for the insurance coverage that would otherwise be required would exceed such amount, the Surviving Corporation shall only be obligated to obtain a policy with the greatest coverage available for a cost not exceeding 200% of the annual premiums paid by the Company on the date of the Merger Agreement.

    EMPLOYEE BENEFIT PLANS. Pursuant to the Merger Agreement, from and after the Effective Time until the first anniversary of the Effective Time, the Surviving Corporation shall (or, if necessary, Parent shall cause the Surviving Corporation to) ensure that all employees and officers of the Company at the Effective Time receive benefits in the aggregate substantially comparable to the benefits received by such individuals under U.S. Employee Benefit Plans and Foreign Employee Benefit Plans immediately prior to the date of the Merger Agreement. Notwithstanding the foregoing, following the Effective Time, the Surviving Corporation may terminate the employment of any employee (subject to the payment of severance benefits payable to the employee in connection with such termination). From and after the Effective time until the first anniversary of the Effective Time, the Surviving Corporation shall (or, if necessary, Parent shall cause the Surviving Corporation to) keep in effect all severance policies that are applicable to employees and officers of the Company immediately prior to the date of the Merger Agreement. Following the Effective Time, (i) the Surviving Corporation shall (or, if necessary, Parent shall cause the Surviving Corporation to) ensure that no medical, dental, health or disability plan adopted by the Surviving Corporation shall have any preexisting condition limitations and (ii) the Surviving Corporation shall (or, if necessary, Parent shall cause the Surviving Corporation to) honor all deductibles and out-of-pocket expenses paid by the employees and officers of the Company and its U.S. subsidiaries under any medical, dental, health or disability plan of the Company and its subsidiaries during the portion of the calendar year prior to the time such employees become eligible to participate in any medical, dental, health or disability plan adopted by the Surviving Corporation. Following the Effective Time, for purposes of eligibility and vesting, the Surviving Corporation (and, if applicable, Parent) shall honor all service credit accrued by the employees and officers of the Company under all U.S. Employee Benefit Plans and Foreign Employee Benefit Plans up to (and including) the Effective Time.

    COMPOSITION OF THE BOARD OF DIRECTORS. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Offer for, any Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company, rounded up to the next whole number, as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on such Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of Shares so accepted for payment and paid for or otherwise acquired or owned by Purchaser or Parent and the denominator of which shall be the number of Shares then issued and outstanding, and the Company and its Board of Directors shall, at such time, take any and all such action needed to cause Purchaser's designees to be appointed to the Company's Board of Directors (including to cause directors to resign). Subject to applicable law, the Company shall take all action requested by Parent which is reasonably necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agrees to make such mailing with the mailing of the
Schedule 14D-9, so long as Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Purchaser's designees. In furtherance thereof, the Company will increase the size of the Company's Board of Directors, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Purchaser's designees to be elected to the Company's Board of Directors.

    NO SOLICITATION OF OTHER OFFERS. The Merger Agreement provides that, upon execution of the Merger Agreement, the Company and its affiliates and each of their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents ("Agents") shall immediately cease any existing discussions or negotiations with any other parties that may be ongoing with respect to any Acquisition Proposal (as defined below). Neither the Company nor any of its subsidiaries shall, directly or indirectly, take (and the Company shall not authorize or permit its or its subsidiaries' Agents to take) any action to (i) encourage, solicit or initiate the making of any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in any way in discussions or negotiations with or furnish or disclose any information to, any Person (other than Parent or Purchaser) in connection with, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, except that the Company may participate in discussions or negotiations with and, provided such Person enters into a confidentiality agreement with the Company on terms no more favorable to such Person than the confidentiality agreement between Technicolor Videocasette, Inc., a wholly owned subsidiary of Parent ("Technicolor") and the Company, furnish or disclose information to, any Person who has made, in the good faith judgment of the Board of Directors of the Company after consultation with their financial advisors, a bona fide offer or proposal (but not an inquiry) regarding a transaction that would constitute an Acquisition Proposal and that, if agreed with the Company, would constitute a Superior Proposal, provided such Acquisition Proposal was not initially solicited, encouraged or knowingly facilitated by the Company, its subsidiaries or their Agents in violation of the Merger Agreement after the date of execution of the Merger Agreement, and, PROVIDED FURTHER, that nothing in the foregoing shall prevent the Company or Board of Directors from taking and disclosing to the Company's stockholders a position contemplated by Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with respect to any tender offer or from making such disclosure to the Company's stockholders, upon the advice of its independent outside legal counsel, as is required under applicable Federal Securities law. Any actions permitted under the exception to clause (iii), and taken in compliance with the foregoing, shall not be deemed a breach of any other covenant or agreement of such party contained in the Merger Agreement. Except to the extent that, after consultation with independent outside counsel to the Company, the Board of Directors determines in good faith that such actions are required in order for the directors of the Company to satisfy their fiduciary duties to the Company and its stockholders or to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act, the Board of Directors shall not take any action to withdraw or modify in a manner adverse to Parent or Purchaser, or take a public position inconsistent with, its approvals or recommendation of the Offer, the Merger or the Merger Agreement or to recommend another Acquisition Proposal and shall not resolve to do any of the foregoing. In addition to the obligations of the Company set forth above, on the date of receipt thereof, the Company shall advise Parent of any request for information regarding, or that may be reasonably likely to result in, or any other inquiry or proposal relating to, an Acquisition Proposal, the material terms and conditions of such request, inquiry or proposal and of any subsequent material amendments or changes thereto, and the identity of the Person making any such request, inquiry or proposal.

    COVENANTS; REPRESENTATIONS AND WARRANTIES. The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer and may terminate or amend the Offer and may postpone the acceptance of, and payment for, Shares, if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which satisfies the Minimum Condition, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated, or (iii) if, at any time on or after the date of the Merger Agreement and at or before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following shall occur:

        (a) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to or which would be reasonably likely to make illegal, impede, delay or otherwise directly or indirectly restrain or prohibit the Offer or the Merger or seeking to obtain material damages, (ii) seeking to compel Parent or Purchaser to dispose of, or hold separate (through the establishment of a trust or otherwise) material assets or properties or categories of assets or properties or businesses of Parent, the Company or any of their subsidiaries or to withdraw from one or more lines of business material to the Condition of Parent, the Company or any of their subsidiaries or to take any actions that, in the aggregate would be reasonably likely to materially impair Parent's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company, (iii) seeking to impose limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Parent on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by

    Parent or Purchaser of any Shares or (v) materially adversely affecting the Condition of the Company and its subsidiaries taken as a whole;

        (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, Purchaser, the Company or any subsidiary of the Company or (ii) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or to the Merger, which would directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

        (c) any change shall have occurred (or any condition, event or development shall have occurred), that would have a material adverse effect on the Condition of the Company and its subsidiaries taken as a whole;

        (d) except as to any such representation or warranty which speaks as of a specific date or for a specific period which must be true and correct in the following respects only as of such specific date or period, as of the date of the Merger Agreement and as of the scheduled expiration date of the Offer (i) any one or more representations, warranties, covenants or agreements of the Company contained in the Merger Agreement that is qualified as to materiality shall be untrue, incorrect or breached in any respect except for such failures as would not be reasonably likely to have a material adverse effect on the Condition of the Company and its subsidiaries taken as a whole or (ii) any one or more of such representations, warranties, covenants or agreements that is not so qualified shall be untrue incorrect or breached in any material respect which, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the Condition of the Company and its subsidiaries taken as a whole;

        (e) (i) the Company or any of its subsidiaries or their Agents encourages, solicits or initiates the making of any Acquisition Proposal from any Person other than Parent or Purchaser or the Company or any of its subsidiaries or their Agents takes any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal other than as permitted by and in compliance with Section 4.07 of the Merger Agreement,
    (ii) the Company enters into any agreement with respect to or the making of an Acquisition Proposal or (iii) if the Company's Board of Directors shall have (A) failed to recommend to the Company's stockholders that such stockholders tender their Shares pursuant to the Offer and vote to approve and adopt the Merger Agreement or (B) amends, withdraws or modifies such recommendation in a manner adverse to Parent and Purchaser or resolves to do so;

        (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it and its subsidiaries under the Merger Agreement; or

        (g) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or pay for any Shares tendered pursuant to the Offer.

    The foregoing conditions (including those set forth in clauses (i)-(iii) above) are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser, or may be waived by Parent or Purchaser, in whole or in part at any time and from time to time in its sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    For purposes of the foregoing, "Condition" means the business, operations or results of operations, and financial condition.

    (ii) STOCKHOLDERS AGREEMENT. The following is a summary of the material terms of the Stockholders Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit 2 hereto.

    As a condition and inducement to Parent's and Purchaser's willingness to enter into the Merger Agreement and incur the liabilities therein, concurrently with the execution and delivery of the Merger Agreement, the Selling Stockholders entered into a Stockholders Agreement. In the Stockholders Agreement, the Selling Stockholders have represented that they own, in the aggregate, 9,373,322 Shares (or approximately 44% of the outstanding Shares).

    Each Selling Stockholder has agreed to, as promptly as practicable (and in no event later than the tenth day (or if such day is not a business day, the next succeeding business day immediately thereafter) after commencement of the Offer), validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer (provided that the Offer is not amended in a manner prohibited by the Merger Agreement), in a timely manner for acceptance by Purchaser, the number of Shares set forth opposite such Stockholder's name on the signature pages of the Stockholders Agreement (the "Existing Shares").

    Each Selling Stockholder has also agreed that if (i) at any time prior to the expiration or termination of the Offer, (A) any Person shall have become the beneficial owner of 50% or more of the outstanding Shares or (B) any Person makes or publicly announces an intention to make an Acquisition Proposal or (C) the Company enters into an agreement with any Person with respect to an Acquisition Proposal and (ii) at any time (x) in the case of (A) within one year thereafter, (y) in the case of (B), within the period ending on the thirtieth day after the withdrawal of such Acquisition Proposal, unless such Person or any of its affiliates shall have entered into an Agreement with the Company or any one or more Selling Stockholders or their respective affiliates regarding an Acquisition Proposal or have publicly announced a new or amended Acquisition Proposal (in which event the termination of such period shall be tolled) and (z) in the case of (C), within the period ending on the thirtieth day after the termination of such agreement, unless such Person or any of its affiliates shall have entered into a new or amended agreement with the Company or any one or more Selling Stockholders or their respective affiliates regarding an Acquisition Proposal or have made or publicly announced an intention to make an Acquisition Proposal (in which event the termination of such period shall be tolled), such Selling Stockholder sells or otherwise transfers or disposes of any of such Selling Stockholder's Existing Shares or any other Shares of which such Selling Stockholder becomes the owner prior to the date of such sale or other transfer or disposition or any Shares that such Selling Stockholder currently has the right to acquire then, such Selling Stockholder shall, as promptly as practicable (but in any event within two business days after the later of the date of such sale or other transfer or disposition, provided, that, if the fair market value of any portion of the consideration is subject to the alternative process for determination of its fair market value set forth in the Stockholders Agreement, the payment relating to such portion of the consideration shall be made no later than two business days after the date of agreement or such determination) pay to Purchaser (or its designee) by wire transfer of immediately available funds an amount in cash equal to the product of (i) the number of such Shares so sold or otherwise transferred and (ii) the positive difference between the value of the consideration per Share paid pursuant to such sale or other transfer or disposition (as determined pursuant to the terms of the Stockholders Agreement) and $11.50.

    Each Selling Stockholder has agreed that prior to the termination of the Stockholders Agreement such Selling Stockholder shall not (i) except as contemplated by the Offer or the Stockholders Agreement, directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such

Stockholder's Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under the Stockholders Agreement. Such Stockholder has further agreed that such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Shares, unless such transfer is made to Purchaser in compliance with the Offer or the Stockholders Agreement.

    Each Selling Stockholder has agreed that until the first to occur of (i) the Effective Time (as hereinafter defined) and (ii) the termination of the Stockholders Agreement pursuant to Section 8 thereof, at any meeting of the holders of Shares, however called, or in connection with any written consent of the holders of Shares, such Stockholder shall vote (or cause to be voted) the Shares owned by such Stockholder (i) in favor of the Merger and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of such Stockholder under the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; or (C) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone, or materially adversely affect the Offer, the Merger or the consummation of the transactions contemplated by the Stockholders Agreement and the Merger Agreement. No Stockholder shall enter into any agreement or understanding with any Person or entity the effect of which would be to violate the provisions and agreements contained in Section 3 of the Stockholders Agreement.

    (iii) FAULKNER EMPLOYMENT AGREEMENT. The following is a summary of the material terms of the Employment Agreement, dated as of June 16, 1998 by and between Purchaser and Lyndon J. Faulkner (the "Faulkner Employment Agreement"). This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit 6 hereto.

    Concurrent with the signing of the Merger Agreement, Mr. Faulkner entered into the Faulkner Employment Agreement. The period of employment, during which salary and benefits shall be provided (the "Period of Employment"), will begin at the Effective Time (as such term is defined in the Merger Agreement) and will end on the third anniversary of the Effective Time. The Period of Employment will be extended automatically each day by one day beginning on the second anniversary of the Effective Time until a date which is one year following the date on which the notice of termination is delivered. Pursuant to his agreement, Mr. Faulkner will serve as President and Chief Executive Officer of the Surviving Corporation at an initial annual salary of $300,000 and will be eligible for a maximum annual bonus of up to 40% of base salary.

    Mr. Faulkner shall be eligible to participate in a Long Term Incentive Plan (the "LTIP") which provides awards of one year's base salary conditioned upon certain financial results which would be payable in three tranches in November of 2001, 2002, and 2003, respectively. The LTIP also provides a super bonus of three years' base salary payable in November 2004 if certain financial goals to be determined by the Compensation Committee of the Board of Directors of Technicolor are met. In the event that Mr. Faulkner agrees to relocate to Technicolor Packaged Media Group's offices, the Surviving Corporation shall reimburse Mr. Faulkner's reasonable moving expenses, including reasonable travel expenses, all household moving expenses, all real estate expenses associated with selling Mr. Faulkner's home and purchasing a new home, up to six months of reasonable temporary living costs, and a cost of living salary adjustment if a recognized national survey shows the cost of living on the new location is on average more than 5% above the cost of living in the former location. Mr. Faulkner shall be eligible to participate in the Surviving Corporation's employee benefit and executive compensation plans, and shall be entitled to four weeks vacation and reasonable sick leave. The Surviving Corporation will continue to make contributions for the benefit of Mr. Faulkner to the United Kingdom retirement scheme that he participated in prior to the Merger, on the condition that Mr. Faulkner shall not simultaneously be permitted to participate in any qualified retirement plan sponsored by the Surviving Corporation. The Surviving Corporation shall also reimburse Mr. Faulkner for all reasonable expenses related to applications for U.S. citizenship for himself and his family.

    Upon the signing of the Faulkner Employment Agreement, Purchaser requested that Parent grant, conditioned on the consummation of the Merger, Mr. Faulkner a stock option (the "Faulkner Stock Option") to purchase ordinary shares of Parent ("Ordinary Shares") pursuant to Parent's 1987 Incentive and Nonqualified Stock Option Plan for U.S. Employees, as amended. The Faulkner Stock Option shall permit Mr. Faulkner to acquire that number of Ordinary Shares equal in amount to the result of dividing four times Mr. Faulkner's base salary by the fair market value of an Ordinary Share on the date of the execution of the Faulkner Employment Agreement. The Faulkner Stock Option will become nonforfeitable and exercisable in three installments: (i) 60% on the day immediately preceding the third anniversary of the Effective Time; (ii) 20% on the day immediately preceding the fourth anniversary of the Effective Time; and (iii) 20% on the day immediately preceding the fifth anniversary of the Effective Time. At the same time, Mr. Faulkner also received options (the "Faulkner Options") to purchase, at an exercise price equal to the fair market value on the date of the execution of the Faulkner Employment Agreement, that number of Ordinary Shares equal to 40% of the profit (the "Spread") he would have received of each tranche of his outstanding Company stock options with an exercise price equal to or lower than $11.50 per share, divided by the fair market value of an Ordinary Share on the date of the execution of the Faulkner Employment Agreement. Mr. Faulkner has agreed to cancel the same percentage of his Company options for no consideration. The Faulkner Options shall be fully vested and nonforfeitable and will become exercisable according to the following schedule: (i) 40% on the first anniversary of the Effective Time; (ii) 30% on the second anniversary of the Effective Time; and (iii) 30% on the third anniversary of the Effective Time. The Faulkner Options will become immediately exercisable upon Mr. Faulkner's death, disability or termination of employment. Purchaser also granted Mr. Faulkner a bonus (the "Bonus") equal to his Spread, to be paid in installments in the same percentages and on the same schedule as the Faulkner Options become exercisable, each installment of which shall be proportionately reduced if the price of Ordinary Shares drops below its fair market value as of the grant date of the Faulkner Options. Each scheduled Bonus installment will continue to be paid to Mr. Faulkner following his termination of employment with the Surviving Corporation, regardless of the reason for such termination.

    If Mr. Faulkner's employment is terminated by the Surviving Corporation without Cause or if Mr. Faulkner terminates for Good Reason (as those terms are defined in the Faulkner Employment Agreement) during the Period of Employment, the Surviving Corporation shall pay to Mr. Faulkner a lump sum equal to the salary for the remainder of the Period of Employment, or if the remaining Period of Employment is less than one year, one year's salary.

    (iv) MINKEL EMPLOYMENT AGREEMENT. The following is a summary of the material terms of the Employment Agreement, dated as of June 16, 1998 by and between Purchaser and L. Steven Minkel (the "Minkel Employment Agreement"). This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit 7 hereto.

    Concurrent with the signing of the Merger Agreement, Mr. Minkel entered into the Minkel Employment Agreement. The Period of Employment, during which salary and benefits shall be provided, will begin at the Effective Time and will end on the third anniversary of the Effective Time. The Period of Employment will be extended automatically each day by one day beginning on the second anniversary of the Effective Time until a date which is one year following the date on which the notice of termination is delivered. Pursuant to his agreement, Mr. Minkel will serve as Executive Vice President, Chief Financial Officer and Secretary of the Surviving Corporation at an annual salary of $250,000 and will be eligible for a maximum annual bonus of up to 30% of base salary.

    Mr. Minkel shall be eligible to participate in the LTIP which provides awards of one year's base salary conditioned upon certain financial results which would be payable in three tranches in November of 2001, 2002, and 2003, respectively. The LTIP also provides a super bonus of three years' base salary payable in November 2004 if certain financial goals to be determined by the Compensation Committee of the Board of Directors of Technicolor are met. In the event that Mr. Minkel agrees to relocate to Technicolor Packaged Media Group's offices, the Surviving Corporation shall reimburse Mr. Minkel's reasonable moving expenses, including reasonable travel expenses, all household moving expenses, all real estate expenses associated with selling Mr. Minkel's home and purchasing a new home, up to six months of reasonable temporary living costs, and a cost of living salary adjustment if a recognized national survey shows the cost of living on the new location is on average more than 5% above the cost of living in the former location. Mr. Minkel shall be eligible to participate in the Surviving Corporation's employee benefit and executive compensation plans, and shall be entitled to four weeks vacation and reasonable sick leave.

    Upon the signing of the Minkel Employment Agreement, Purchaser requested that Parent grant, conditioned on the consummation of the Merger a stock option (the "Minkel Stock Option") to purchase Ordinary Shares pursuant to Parent's 1987 Incentive and Nonqualified Stock Option Plan for U.S. Employees, as amended. The Minkel Stock Option shall permit Mr. Minkel to acquire that number of Ordinary Shares equal in amount to the result of dividing four times Mr. Minkel's base salary by the fair market value of an Ordinary Share on the date of the execution of the Minkel Employment Agreement. The Minkel Stock Option will become nonforfeitable and exercisable in three installments: (i) 60% on the day immediately preceding the third anniversary of the Effective Time; (ii) 20% on the day immediately preceding the fourth anniversary of the Effective Time; and (iii) 20% on the day immediately preceding the fifth anniversary of the Effective Time. At the same time, Mr. Minkel also received options (the "Minkel Options") to purchase, at an exercise price equal to the fair market value on the date of the execution of the Minkel Employment Agreement, that number of Ordinary Shares equal to 30% of the Spread he would have received of each tranche of his outstanding Company stock options with an exercise price equal to or lower than $11.50 per share, divided by the fair market value of an Ordinary Share on the date of the execution of the Minkel Employment Agreement. Mr. Minkel has agreed to cancel the same percentage of his Company options for no consideration. The Minkel Options shall be fully vested and nonforfeitable and will become exercisable according to the following schedule: (i) 40% on the first anniversary of the Effective Time; (ii) 30% on the second anniversary of the Effective Time; and (iii) 30% on the third anniversary of the Effective Time. The Minkel Options will become immediately exercisable upon Mr. Minkel's death, disability or termination of employment. Purchaser also granted Mr. Minkel a Bonus equal to his Spread, to be paid in installments in the same percentages and on the same schedule as the Minkel Options become exercisable, each installment of which shall be proportionately reduced if the price of Ordinary Shares drops below its fair market value as of the grant date of the Minkel Options. Each scheduled Bonus installment will continue to be paid to Mr. Minkel following his termination of employment with the Surviving Corporation, regardless of the reason for such termination.

    If Mr. Minkel's employment is terminated by the Surviving Corporation without Cause or if Mr. Minkel terminates for Good Reason during the Period of Employment, the Surviving Corporation shall pay to Mr. Minkel a lump sum equal to the salary for the remainder of the Period of Employment, or if the remaining Period of Employment is less than one year, one year's salary.

    (v) CERTAIN BONUSES. In addition to the consideration described above, certain affiliates of McCown De Leeuw & Co., Inc. ("MDC") and Behrman Capital ("Behrman") have agreed to pay certain bonuses to Mr. Faulkner and Mr. Minkel in order to compensate them for certain economic losses which they suffered as a result of the transactions contemplated by the Merger Agreement. The aggregate amount of these bonuses, which are payable upon consummation of the Merger, is $450,000, in the case of Mr. Faulkner, and $350,000, in the case of Mr. Minkel.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS.

    The Board of Directors of the Company (the "Board"), at a meeting duly called and held from June 12, 1998, through June 16, 1998, acting by a unanimous vote of directors (with one director absent), determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its Stockholders and approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in all respects.

    THE BOARD OF DIRECTORS ACTING BY A UNANIMOUS VOTE OF DIRECTORS (WITH ONE DIRECTOR ABSENT), RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER UNDER THE OFFER. See "Background; Opinion of Financial Advisor; Reasons for the Recommendation--Reasons for Recommendation" for a discussion of the factors considered by the Board in making its recommendation.

    As set forth in the Offer, upon the terms and subject to the conditions of the Offer (including satisfaction of the Minimum Condition), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date (as defined in the Schedule 14D-1) and not properly withdrawn. Stockholders considering not tendering their Shares in order to wait for the Merger should note that Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied.

    A copy of the press release issued by Parent announcing the signing of the Merger Agreement is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

    (b) BACKGROUND; OPINION OF FINANCIAL ADVISOR; REASONS FOR RECOMMENDATION.

BACKGROUND

    In the fourth quarter of 1996, the Company engaged Berenson Minella & Company ("Berenson Minella") and Bear, Stearns & Co. Inc. ("Bear Stearns") to assist it in considering its strategic alternatives, including, but not limited to a potential sale of the Company. Berenson Minella and Bear Stearns contacted approximately thirteen potential purchasers of Company, including Parent. All of the potential purchasers of the Company indicated that, at that time, they had no interest in pursuing a transaction with the Company.

    Beginning in the first quarter of 1997, the Company engaged in a number of periodic and generally inconclusive discussions with Parent, which had been the only party to visit the Company's facilities during the original search conducted by Berenson Minella. These discussions covered a broad range of potential relationships.

    On October 15, 1997, Mr. Lyndon Faulkner, Chairman of the Board of Directors, Chief Executive Officer and President of the Company and Mr. Orlando
F. Raimondo, President of Technicolor, met in Los Angeles. At that meeting, there was a discussion about digital versatile disc ("DVD") technology generally and the possibility of Technicolor and the Company entering into a relationship aimed at better serving the motion picture industry. Mr. Faulkner and Mr. Raimondo agreed to meet again to pursue a possible transaction.

    On November 11, 1997, Mr. Faulkner and representatives of the Company met with Mr. Raimondo and representatives of Parent, to discuss possible relationships between the Company and Parent. The discussion focused on several possible strategic business combinations between the Company and Technicolor. At this meeting representatives of the Company delivered certain publicly-available information regarding the Company to representatives of Parent. At this meeting, Parent's representatives expressed an interest in proceeding with the acquisition of the Company and Mr. Faulkner agreed to discuss the matter with the Board. Technicolor inquired as to whether the Company's significant investors would consider a partial sale of their interests.

    On December 9, 1997, the Board held a regularly scheduled meeting in New York. The status of the discussions with Parent was fully described. At this meeting the Board agreed to engage Berenson Minella as its financial advisor in connection with the potential transaction with Parent and White & Case LLP was engaged to provide legal advice. The Board agreed at this meeting that it would not consider a sale of a partial interest in the Company. The Board instructed Berenson Minella to make clear to Technicolor that the Board would expect that any offer made be at a premium to the then market price of approximately $10 1/8 per Share.

    On December 10, 1997, representatives of the Company and Parent met with representatives of Berenson Minella at their offices. At such time, Technicolor entered into a confidentiality agreement with the Company. Parent was informed that the Company would only consider a sale of the entire Company.

    On December 11, 1997, representatives of the Company and Technicolor met again at the Company's offices in Charlottesville, Virginia to discuss possible strategies for combining the two companies and potential business synergies. After that meeting, Mr. Faulkner and Howard Nash, European Managing Director of a subsidiary of the Company, visited Parent's offices in London and met with senior officers of Parent. In early January 1998, Mr. Faulkner and Mr. Minkel visited Parent's offices in London and met several directors and officers of Parent and Technicolor and made presentations regarding the Company and its business.

    On December 19, 1997, the Company entered into a formal engagement letter with Berenson Minella.

    During the first three weeks of January, discussions continued among the parties regarding possible transactions. On January 23, 1998, representatives of the Company met with senior executive officers of Parent, who proposed a transaction in which Parent would acquire all of the outstanding common stock of the Company for $10.00 per Share. Later that day, Berenson Minella responded to Lazard Freres & Co. LLC, Parent's financial advisor ("Lazard Freres") that Parent's proposal did not form the basis for a transaction.

    On January 29, 1998, senior directors and executive officers of Parent met with representatives of certain stockholders of the Company affiliated with MDC and Behrman and representatives of Berenson Minella and Lazard Freres, in New York, New York to discuss whether and at what price such stockholders might be willing to agree to sell their Shares. At such meeting the representatives of such stockholders advised the representatives of Parent that they would only consider a sale of their Shares as part of a sale of the entire Company.

    Discussions continued thereafter between the parties and their advisors. On February 9, 1998, Parent made a preliminary proposal to acquire the Company for a consideration equal to $14.00 per Share, such consideration to be comprised of an aggregate of $200.0 million in cash with the remainder being comprised of equity in a new company which would combine the Company with certain assets of Technicolor. The parties thereafter engaged in discussions regarding the feasibility of implementing this proposal. This proposal was subsequently withdrawn by Parent in late March of 1998. Prior to the withdrawal of this proposal, the Company had not conducted any detailed due diligence in respect of Parent or Technicolor.

    On March 24, 1998, in a conversation with directors affiliated with MDC and Behrman, representatives of Parent indicated that Parent still wished to purchase the Company at a price between $10.00 and $11.00 per Share. On March 25, 1998, this offer was reported to management and representatives of Berenson Minella.

    At a meeting of the Board held on March 31, 1998, the Board received a full report in respect of the status of the proposed transaction with Parent and received advice from Berenson Minella and its legal advisors as to how it should proceed. The Board determined to authorize Berenson Minella to conduct a market check and solicit indications of interest from other persons who might be interested in acquiring the Company. After discussion at the Board meeting and with the Board's knowledge, certain directors affiliated with MDC and Behrman communicated to Parent that MDC and Behrman would be prepared to sell their shares in the Company for a price of $11.50 per Share and that, at that price, MDC and Behrman, in their capacity as stockholders, would be prepared to recommend the transaction to the Board.

    During the month of April, Berenson Minella, after consultation with management of the Company, approached eleven additional potential strategic purchasers who it was believed might be interested in pursuing a transaction with the Company. Most of these parties indicated that they had no interest in pursuing a transaction. On April 8, 1998, representatives of Berenson Minella met with representatives of a second interested party (the "Second Interested Party") and the Company and the Second Interested Party entered into a confidentiality agreement. A further meeting between representatives of the Second Interested Party and the Company was held on April 13, 1998, for purposes of exploring the possibility of entering into a transaction between the Company and the Second Interested Party.

    In addition, in early April, an approach was made to a third interested party (the "Third Interested Party") and to a fourth interested party (the "Fourth Interested Party"), each of which expressed interest in pursuing a possible transaction with the Company and entered into a Confidentiality Agreement with the Company. During this period the Company continued to have discussions with Parent concerning the possibility of entering into transaction.

    On May 5, 1998, representatives of the Company and the Third Interested Party met and the Third Interested Party was given the opportunity to conduct due diligence on the Company.

    On May 8, 1998, representatives of the Company and the Fourth Interested Party met and the Fourth Interested Party was given the opportunity to conduct due diligence on the Company.

    On May 11, 1998, further discussions occurred between the Company and the Third Interested Party in respect of a possible transaction. During this period, the Second Interested Party indicated to Berenson Minella that it was no longer interested in an acquisition of the Company.

    During the month of May 1998, the Company continued to pursue discussions with all interested parties. On May 26, 1998, the Third Interested Party made a written preliminary proposal, subject to due diligence and numerous other conditions, to acquire the Company for a consideration of approximately $12.00 per Share in "total value" including $6.00 per Share in cash, with the residual consideration to be comprised of equity in a new entity to be formed by the merger of the Third Interested Party into the Company. On June 2, 1998, financial advisors to the Third Interested Party revised this proposal orally in a conversation with Berenson Minella, indicating that the consideration to be paid for the Company was to be comprised of approximately $15.00 per Share in "total value" including $4.00 per Share in cash, with the residual consideration to be comprised of equity in a new entity to be formed by a merger of the Third Interested Party with and into the Company. Both of these proposals were highly conditional and were dependent, among other things, on due diligence, financing and the resolution of certain key operating issues between the existing owners of the Third Interested Party. Additionally, the Third Interested Party, did not provide the Company or its advisors with any detailed financial, operating or structural information which would enable the Company or its financial advisors to value accurately the "total value" of either of the proposals made by the Third Interested Party. Representatives of the Company subsequently requested more information regarding these proposals and made clear to the Third Interested Party the Company's preference for a competitive cash transaction.

    On June 1, 1998, representatives of the Fourth Interested Party indicated to Mr. Faulkner that, on a preliminary basis the Fourth Interested Party would consider an offer for the Company. Further conversations with the financial advisors to the Fourth Interested Party indicated that, if made, such offer would be at market value and that the Fourth Interested Party was not prepared to proceed before its Board meeting scheduled for June 12, 1998.

    On June 3, 1998, representatives of Parent and representatives of Behrman met and representatives of Parent proposed a transaction at $11.50 per Share. Parent indicated that it expected MDC and Behrman to commit to support the transaction and requested that MDC and Behrman grant to Parent an option on their Shares at the price of $11.50 per Share. Parent also requested that the Company agree not to solicit competing offers and to a termination fee of four percent of the transaction value and grant Parent an option to purchase 19.9% of its outstanding shares.

    Upon receiving this proposal, the Company forwarded proposed drafts of a Merger Agreement and Stockholders' Agreement containing an agreement to tender Shares into an offer. The Company rejected Parent's request for an option to purchase 19.9% of its outstanding Shares. Parent and its representatives conducted due diligence of the Company on June 5, 1998, and June 6, 1998.

    On June 9, 1998, Parent's and the Company's legal advisors discussed the provisions of the proposed agreements. Also on that date the Board met with its legal and financial advisors and the Company's management and received an update regarding the status of the transaction. Among the matters which the Board discussed were: (i) the status of Parent's due diligence efforts; (ii) the status of the Company's discussions with the Third Interested Party and the Fourth Interested Party; (iii) the adequacy of a price of $11.50 per Share; and
(iv) the nature of the Stockholders Agreement and whether such agreement with the Selling Stockholders would contain an option on the Stockholders Shares or merely an obligation to tender (and not to withdraw) such shares into the offer to be made by Parent for so long as the Merger Agreement is in effect. The Board determined that it would only proceed with the proposed transaction if there was unanimity among all directors. Certain directors expressed concern about the ability of a subsequent bidder to put forth a higher offer if the Selling Stockholders granted Parent an option on the Stockholder Shares.

    On Wednesday June 10, 1998, the Company, in response to a substantial increase in the trading volume of the Shares on the NASDAQ National Market, issued a press release which is reprinted below in relevant part:

    "Nimbus CD International, Inc. . . . today announced in response to increased trading of its shares, that it is in discussions for the sale of the Company in a transaction which would offer $11.50 per common share in cash. There are no assurances that any transaction will result from these discussions."

    Later on June 10, 1998, the Board met by telephone conference to discuss the events transpiring from their last meeting and was informed that the Company had issued the press release. The Board received an update of discussions with Parent and the Third Interested Party and the Fourth Interested Party.

    On June 10, 1998, and June 11, 1998, the Company's legal advisors negotiated with Parent's legal advisors in respect of the terms of the Merger Agreement and the Stockholders Agreement.

    On June 11, 1998, the Third Interested Party delivered a letter to the Company's financial advisors, proposing to acquire the Company for consideration purportedly equal to $14.00 per Share, comprised of $7.00 per Share in cash and with the residual consideration to be comprised of stock in a newly formed company resulting from the merger of the Third Interested Party with and into the Company. This new proposal was also highly conditional and was dependent, among other things, on due diligence, financing and the resolution of certain key operating issues between the existing owners of the Third Interested Party. As with its previous proposals, the Third Interested Party did not provide the Company or its advisors with any detailed financial, operating or structural information which would enable the Company or its financial advisors to value accurately the stock portion of the total consideration proposed to be paid by the Third Interested Party. The Company, through its financial advisors, subsequently requested more information regarding these proposals and reiterated to the Third Interested Party the Company's preference for a competitive cash transaction.

    On June 12, 1998, the Board held an all-day meeting to address Parent's offer. After a description of its legal duties in considering the acquisition, the Board then examined the strategic position of the Company. Mr. Faulkner described the historical product life cycle of CD products, as experienced by the Company, with reduced profit margins as additional capacity entered the market. Mr. Faulkner noted several challenges facing the ability of the Company to compete as a stand-alone entity, including the known or anticipated capacity that could be entering the DVD market in the next 12 to 18 months. Mr. Faulkner also noted that previously the Company had been able to defend its market share and profit margins through technical excellence. He noted, however, that, as DVD has substantial appeal to the motion picture industry as a replacement to VHS tape as a medium for the home viewing of motion pictures and that as DVD replaced VHS tape, the market was opening to new competitors and the competitive dynamics of the market were changing. Mr. Faulkner noted that the primary driver of market share in the VHS tape market was not only production capacity or technical excellence, but the availability of a large and efficient distribution network. In management's view, in order to compete in the DVD market, it would be necessary to establish a substantial distribution arm for the Company within the next 18 months. Management estimated that establishing this capacity would require an additional capital investment of up to approximately $50.0 million and that there could be no assurances that the Company could successfully compete against competitors with established distribution networks, such as Parent. The Company's management concluded that it believed that this was an appropriate time to sell the Company. After the management discussion, the directors questioned management at length about this assessment.

    The Board reviewed the history of the negotiations with Parent. There was a detailed review of the efforts to sell the Company 18 months earlier and of the recent efforts undertaken by Berenson Minella to identify other potential bidders. Berenson Minella detailed its recent contacts with potential bidders, including the Third Interested Party. Berenson Minella then presented detailed financial analyses of Parent's proposal, concluding that the consideration to be paid to the stockholders of the Company in the Offer and the Merger was fair to the stockholders of the Company, from a financial point of view. The directors then heard a detailed presentation on the terms of the Merger Agreement and the Stockholders Agreement from counsel. Next, a lengthy discussion ensued among the directors, at the conclusion of which the directors determined that it was an appropriate time to sell the Company and that $11.50 per Share was fair to the stockholders. Certain directors expressed concern that, if the Selling Stockholders granted Parent an option on the Stockholder Shares, there was only a remote possibility that an unidentified subsequent bidder could successfully tender for the Company's shares. The directors, therefore, determined not to approve the Merger Agreement unless Parent agreed to strike the option from the Stockholders Agreement and proceed only with an agreement by the Selling Stockholders to tender the Stockholder Shares. The Board also concluded that the Third Interested Party's proposal was too conditional and uncertain in value in comparison to Parent's fully financed and all-cash offer.

    The meeting was recessed until the next day. The Company asked Parent to consider a proposal under which the Selling Stockholders would agree to tender the Stockholder Shares into the offer and to forego any incremental value over $11.50 per Share if, in fact, a subsequent bidder emerged to purchase the

Company. The Company indicated that it would enter into a merger agreement with a reasonable non-solicitation provision, which would be subject to the fiduciary duties of the Board, a $3.0 million termination fee and reimbursement of up to $2.0 million of documented expenses upon the termination of the Merger Agreement under certain circumstances, as requested by Parent.

    On June 13, 1998, counsel for Parent proposed an alternate transaction for consideration by the Board, whereby the Board would agree not to take any action to impede a tender offer by Parent at $11.50 per Share for all outstanding Shares of the Company, but not enter into a merger agreement to force the sale of minority Shares at $11.50 per Share. Parent would enter into the Stockholders Agreement, including the "lock-up" option, with the Selling Stockholders.

    On June 13, 1998, the Board continued its meeting by conference telephone to discuss the alternate proposal and to be updated on other developments. The Board took no action at that time.

    On June 14, 1998, the Company's legal advisor asked Parent's legal advisor whether Parent would agree to enter into a merger agreement with Company which contained no restriction on solicitation of higher offers and no provisions regarding termination fees or expense reimbursement. In the course of the day, this proposal was confirmed, subject to the granting of an option by the Selling Stockholders. On the evening of June 14, 1998, the Board again reconvened by conference telephone to discuss alternate forms of a transaction. After an extensive discussion, the Board determined that it was preferable to proceed pursuant to a merger transaction and instructed counsel to communicate to counsel for Parent that the Board would act promptly to approve a merger agreement providing for $11.50 per Share, a reasonable non-solicitation provision and a break-up fee as outlined in the earlier proposal, but would not approve a merger agreement if the Selling Stockholders were required to enter into a stockholders agreement containing an option on their Shares. The Board further instructed its counsel to inquire definitively of Parent whether it would proceed with a transaction at all, in the absence of an option on the Stockholders Shares.

    On June 15, 1998, Parent communicated to the Company a final proposal for a merger agreement containing a restriction on solicitation of higher offers, a break-up fee of $10.0 million, but agreed to enter into a stockholders agreement with the Selling Stockholders that did not provide for an option over their shares. In subsequent negotiations between respective counsel, the amount of the break-up fee was reduced to $8.0 million with an expense reimbursement of $2.0 million and the terms of the non-solicitation covenant of the Merger Agreement were further refined. This proposal was discussed when the Board reconvened that same day by conference telephone at which time the Board discussed the revised proposal and determined to reconvene on Tuesday, June 16, 1998 in New York to act on Parent's proposal in the absence of an intervening proposal or bid.

    On June 16, 1998, the Board reconvened at the offices of White & Case LLP in New York to discuss Parent's final proposal. The Board reviewed the status of discussions with the Third Interested Party and confirmed that the Fourth Interested Party had not responded to Berenson Minella's inquiries after such party's board of directors meeting on June 12, 1998. The Board again concluded that the Third Interested Party's proposal was too conditional and uncertain in value in comparison to Parent's fully financed and all-cash offer. The Board further concluded, based on discussion with management and its financial advisors, that the surviving entity in any business combination with the Third Interested Party would be highly leveraged and provide no strategic advantage over the Company's present situation. The Board then reviewed the terms of the Merger Agreement and the Stockholders Agreement. At the request of the Board, Berenson Minella rendered its opinion that the consideration to be received by the stockholders of the Company in the Offer and the Merger was fair to the stockholders of the Company from a financial point of view. After further discussion, the Board, by a unanimous vote of all directors participating in the meeting, approved and adopted the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholders Agreement and recommended that the stockholders of the Company tender their Shares in the Offer. Later that evening, the Merger Agreement was executed and delivered by representatives of Parent, Purchaser and the Company.

OPINION OF FINANCIAL ADVISOR

    The Company retained Berenson Minella to render an opinion to the Board of Directors of the Company with respect to whether or not the Consideration to be paid to the stockholders of the Company pursuant to the Offer and the Merger is fair to the stockholders of the Company from a financial point of view. Berenson Minella is a nationally recognized investment banking firm and was selected by the Company based on its substantial experience and expertise in transactions similar to the Offer and the Merger. On June 12, 1998, at a meeting of the Board of Directors held to evaluate the Offer and the Merger, Berenson Minella reviewed with the Board of Directors the financial analyses performed by Berenson Minella in connection with the preparation of its opinion and, on June 16, 1998, Berenson Minella confirmed its analyses to the Board of Directors and delivered to the Board of Directors a written opinion to the effect that, as of the date of such opinion, and subject to certain factors and limitations stated therein, the Consideration to be paid to the shareholders of the Company pursuant to the Offer and the Merger is fair to the stockholders of the Company from a financial point of view.

    The full text of the opinion of Berenson Minella, dated June 16, 1998, which sets forth the assumptions made, matters considered, and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. The opinion of Berenson Minella is directed solely to the Board of Directors of the Company, and not to the stockholders of the Company. The opinion does not address any other aspects of the Offer, the Merger or the Merger Agreement and does not constitute a recommendation to any stockholder to tender their shares in the Offer or to vote in favor of the Merger. This summary of the opinion is qualified in its entirety by reference to the full text of such opinion.

REASONS FOR RECOMMENDATION

    In reaching its determination and recommendations with respect to the Merger Agreement, the Offer and the Merger, as indicated above, the Board reviewed in detail the Merger Agreement, the Offer and the Merger, together with the various alternative transactions reviewed by management and its financial advisors, and deliberated extensively with its legal and financial advisors regarding the foregoing. At the end of its meeting, the Board determined by unanimous vote of the directors participating in the meeting that the Merger Agreement, the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders and authorized the execution and delivery of the Merger Agreement. Numerous factors were taken into account including, among other things, the following:

        (i) Management's view of the strategic position of the Company and the actions the Board believed necessary for the Company to remain competitive in light of the changes taking place in its industry;

        (ii) The familiarity of the Board of Directors with the financial condition, results of operations, strategic position, business and prospects of the Company, including the prospects of the Company were it to remain independent or other alternative strategic transactions;

        (iii) The canvas of other potential strategic bidders conducted by Berenson Minella;

        (iv) The Board's belief, based on the advice and analysis of Berenson Minella presented to the Board at the meetings beginning on June 12, 1998, that alternative financial transactions were not likely to provide values to the stockholders of the Company superior to the Offer;

        (v) The recommendation of (x) management and (y) the Selling Stockholders that the Merger Agreement, the Offer and the Merger be approved and the fact that the Selling Stockholders had agreed to tender (and not to withdraw) their shares into the Offer and to pay to Purchaser any amount in excess of $11.50 that the Selling Stockholders received as consideration for their Shares;

        (vi) The presentation of Berenson Minella, financial advisor to the Company, at the Board meeting beginning on June 12, 1998 and the Berenson Minella Opinion that, based upon and subject to the information contained therein, as of the date of the opinion, the consideration to be received by the stockholders of the Company in connection with the Offer and the Merger is fair to the stockholders of the Company from a financial point of view. The full text of the Berenson Minella Opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Berenson Minella is attached hereto as Annex B and is incorporated herein by reference. The Company's stockholders are urged to read the attached Berenson Minella Opinion in its entirety;

        (vii) The financial and other terms and conditions of the Offer and Merger Agreement, including, without limitation, the fact that the terms of the Merger Agreement should not unduly discourage other interested third parties, if any, from making BONA FIDE proposals to acquire the Company subsequent to the execution of the Merger Agreement and, if any such proposals were made, the Board could determine to provide information to and engage in negotiations with any such third party, subject to the terms and conditions of the Merger Agreement; and

        (viii) The fact that the obligations of Parent and Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to the terms of a letter agreement dated December 19, 1997 (the "Engagement Letter"), the Company has retained Berenson Minella as its exclusive financial advisor in connection with evaluating strategic alternatives available to the Company. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Berenson Minella a fee equal to 1.1875% of the amount of cash payable to the stockholders and option holders of the Company in the Offer and the Merger pursuant to the Merger Agreement (the "Transaction Value") upon consummation of the Merger. Without duplicating the foregoing fees set forth in the immediately preceding sentence, upon Purchaser's acceptance for payment of any shares tendered in the Offer, Berenson Minella will be entitled to a fee equal to 1.1875% of the product of (x) the number of shares tendered and accepted for payment in the Offer and (y) the price per share of Common Stock paid in the Offer. The Company has also agreed to reimburse Berenson Minella for its reasonable expenses, including the reasonable fees and disbursements of outside counsel, and to indemnify Berenson Minella and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

    Pursuant to the terms of a letter agreement dated June 16, 1998 (the "Opinion Engagement Letter"), the Company has retained Berenson Minella to render a written opinion addressed to the Board of Directors whether or not the proposed merger consideration is fair to the stockholders of the Company from a financial point of view. Pursuant to the Opinion Engagement Letter, the Company has also agreed to reimburse Berenson Minella for its reasonable expenses (subject to certain limitations), including the reasonable fees and disbursements of outside counsel, and to indemnify Berenson Minella and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

    Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Company's knowledge, no transactions in Shares have been effected within the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except for the Selling Stockholders entering into the Stockholders Agreement. The full text of the Stockholders Agreement is attached hereto as Exhibit 2.

    (b) To the best of the Company's knowledge, (i) each of its executive officers, directors, affiliates or subsidiaries presently intends to tender all of their Shares to Purchaser pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons. Each of the Selling Stockholders has entered into the Stockholders Agreement, pursuant to which the Selling Stockholders have committed to tender the Stockholder Shares into the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in Item 7(a) above. Subject to the terms of the Merger Agreement described herein, the Company may, directly or indirectly, furnish information only in response to an unsolicited request for such information by any person, pursuant to appropriate confidentiality agreements, and participate in discussions, investigations and/or negotiations with such entity or group concerning a BONA FIDE offer or proposal regarding a transaction that would result in a superior acquisition proposal.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The information statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        1. Agreement and Plan of Merger, dated as of June 16, 1998, among the Company, Parent and Purchaser.

        2. Agreement, dated as of June 16, 1998 among Parent, Purchaser and the stockholders named therein.

        3. Opinion of Berenson Minella & Company dated June 16, 1998 (attached hereto as Annex B to this Schedule 14D-9).*

        4. Letter to stockholders of the Company dated June 23, 1998.*

        5. Press release issued by Parent on June 17, 1998.

        6. Agreement, dated as of June 16, 1998 by and between Purchaser and Lyndon J. Faulkner.

        7. Agreement, dated as of June 16, 1998 by and between Purchaser and L. Steven Minkel.

------------------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             NIMBUS CD INTERNATIONAL, INC.

                                             By:             /s/ L. STEVEN MINKEL
                                                  ------------------------------------------
                                                               L. Steven Minkel
                                                         EXECUTIVE VICE PRESIDENT AND
                                                           CHIEF FINANCIAL OFFICER

Dated: June 23, 1998

                                                                         ANNEX A

                         NIMBUS CD INTERNATIONAL, INC.
                               623 Welsh Run Road
                                 Guildford Farm
                          Ruckersville, Virginia 22968
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                OF 1934, AS AMENDED, AND RULE 14(F)-1 THEREUNDER

                            ------------------------

    This Information Statement is being mailed on or about June 23, 1998 as part of Nimbus CD International, Inc.'s (the "Company's") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Company's common stock, par value $.01 per share (the "Shares"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Neptune Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Carlton Communications Plc ("Parent"), to seats on the Company's Board of Directors (the "Board"). You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The Agreement and Plan of Merger dated as of June 16, 1998 by and among the Company, Parent and Purchaser (the "Merger Agreement") provides that, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Offer (as defined in the Merger Agreement) for, any shares of Common Stock (as defined in the Merger Agreement) pursuant to the Offer (as defined in the Merger Agreement), Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board equal to at least the number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of Shares so accepted for payment and paid for pursuant to the Offer or otherwise acquired or issued and owned by Purchaser or Parent and the denominator of which shall be the number of Shares then outstanding. Subject to applicable law, the Company and the Board shall promptly increase the size of the Board or exercise all reasonable efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser's designees to the Board (the "Purchaser Designees") to be elected. This Information Statement is required by
Section 14(f) of the Exchange Act, as amended, and Rule 14f-1 promulgated thereunder.

    Pursuant to the Merger Agreement, on June 23, 1998, Parent and Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 21, 1998, unless extended pursuant to the terms of the Offer. The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Schedule 14D-9.

    The information contained in this Information Statement concerning Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

    The outstanding voting securities of the Company as of June 15, 1998, consisted of 21,469,754 shares of common stock, par value $.01 per share (the "Common Stock") and the record holder of each such share is entitled to one vote.

                              PURCHASER DESIGNEES

    Purchaser has informed the Company that it currently intends to choose the Purchaser Designees that it has the right to designate to the Board pursuant to the Merger Agreement from among the persons listed on Schedule I attached hereto which sets forth the name, age, business address, present principal occupation and material positions and occupations within the past five years of the persons who may be Purchaser Designees. Unless otherwise specified, each person listed on such Schedule I is a citizen of the United States.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than July 21, 1998, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

    None of the Purchaser Designees or their associates (except, if chosen as Purchaser Designees, Lyndon J. Faulkner and L. Steven Minkel) is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the Purchaser Designees or their associates (except, if chosen as Purchaser Designees, Lyndon J. Faulkner and L. Steven Minkel) beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

        SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information as of June 15, 1998, as to shares of Common Stock owned by (i) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table and currently employed by the Company, and (iv) all directors and executive officers as a group, together with their respective percentages.

                                                                              AMOUNT AND NATURE OF    % OF CLASS
                                                                              BENEFICIALOWNERSHIP      (IF MORE
NAME OF PERSON OR NUMBER OF PERSONS IN GROUP                                          (1)            THAN 1%) (2)
---------------------------------------------------------------------------  ----------------------  -------------
McCown De Leeuw & Co. III, L.P.(3).........................................          5,528,901              25.8
McCown De Leeuw & Co. (Europe) III, L.P. (3)...............................          5,528,901              25.8
McCown De Leeuw & Co. (Asia) III, L.P. (3).................................          5,528,901              25.8
Gamma Fund LLC (3).........................................................          5,528,901              25.8
Behrman Capital L.P. (4)...................................................          3,670,066              17.1
Behrman Capital "B" L.P. (4)...............................................          3,670,066              17.1
Strategic Entrepreneur Fund, L.P. (4)......................................          3,670,066              17.1
Charles Ayres (3)..........................................................          5,575,744              26.0
Darryl G. Behrman (4)......................................................          3,670,066              17.1
Grant G. Behrman (4).......................................................          3,670,066              17.1
Robert M. Davidson (5).....................................................              9,165                 *
David E. De Leeuw (3)(6)...................................................          5,615,076              26.1
Anthony V. Dub (7).........................................................             19,165                 *
Lyndon J. Faulkner (8).....................................................            484,789               2.2
George E. McCown (3)(9)....................................................          5,579,954              26.0
Glenn S. McKenzie (10).....................................................              1,000                 *
L. Steven Minkel (11)......................................................            335,651               1.6
Robert J. Headrick (12)....................................................             55,658                 *
Howard G. Nash (13)........................................................            113,259                 *
All directors and executive officers as a group (14 persons)(14)...........         10,498,325              46.9

------------------------

*   Less than one percent of the issued and outstanding shares of Common Stock.

(1) The amount and percentage of securities beneficially owned by an individual are determined in accordance with the definition of beneficial ownership set forth in the regulations of the SEC and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire within 60 days after June 15, 1998. Beneficial ownership may be disclaimed as to certain of the securities. Unless otherwise indicated, the persons and entities named have sole voting and dispositive power over their shares.

(2) Individual percentages have been rounded. Shares subject to outstanding stock options or warrants which the individual has the right to acquire within 60 days after June 15, 1998, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such individual, or any group including such individual, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other individual.

(3) Includes 4,478,412 shares owned by McCown De Leeuw & Co. III, L.P., an investment partnership whose general partner is MDC Management Company III, L.P. ("MDC III"), 774,046 shares held by McCown De Leeuw & Co. (Europe) III, L.P., an investment partnership whose general partner is MDC Management Company IIIE, L.P. ("MDC IIIE"), 82,931 shares held by McCown De Leeuw & Co.
    (Asia) III, L.P., an investment partnership whose general partner is MDC Management Company IIIA, L.P. ("MDC IIIA"), and 193,512 shares owned by Gamma Fund LLC, a California limited liability company ("Gamma"). The voting members of Gamma are George E. McCown, David E. De Leeuw, David E. King, Robert B. Hellman, Jr., Charles Ayres and Steven Zuckerman, who are also the only general partners of MDC III, MDC IIIE and MDC IIIA. Voting and dispositive decisions regarding the Common Stock owned by MDC III, MDC IIIE and MDC IIIA are made by Messrs. McCown and De Leeuw, as Managing General Partners of each of such partnerships, who together have more than the required two-thirds-in-interest vote of the Managing General Partners necessary to effect such decision on behalf of any such entity. Voting and dispositive decisions regarding the Common Stock owned by Gamma are made by a vote or consent of a majority in number of the members of Gamma. No general partner is able to individually direct the voting or disposition of Common Stock beneficially owned by MDC III, MDC IIIE and MDC IIIA. Messrs. McCown, De Leeuw, King, Hellman, Ayres and Zuckerman, disclaims beneficial ownership of any shares of Common Stock owned by MDC III, MDC IIIE, MDC IIIA and Gamma except to the extent of their proportionate partnership interests or membership interests (in the case of Gamma). The address of each of MDC III, MDC IIIE, MDC IIIA and Gamma is c/o McCown De Leeuw & Co., Inc., 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025.

(4) Includes 3,306,037 shares owned by Behrman Capital L.P., an investment partnership whose general partner is Behrman Brothers, L.P., and 298,278 shares owned by Behrman Capital "B" L.P., an investment partnership whose general partner is Behrman Brothers, L.P., and 65,751 shares owned by Strategic Entrepreneur Fund, L.P., an investment partnership whose general partners are Darryl G. Behrman and Grant G. Behrman. Darryl Behrman and Grant Behrman are the only general partners of each of Behrman Brothers, L.P. and Strategic Entrepreneur Fund, L.P., and, as such, each may make voting and dispositive decisions regarding the Common Stock. Messrs. Darryl Behrman and Grant Behrman have no direct ownership of any shares of Common Stock and disclaim beneficial ownership of any shares of Common Stock except to the extent of their proportionate partnership interests. The address of Behrman Capital is c/o Behrman Capital L.P., 126 East 56th Street, New York, New York 10022.

(5) Includes 9,165 shares subject to stock options.

(6) Includes 4,000 shares held for the benefit of Mr. De Leeuw in the MDC Management Company, Inc. Retirement Savings and Investment Plan of which Mr. De Leeuw is a trustee. Also includes 1,000 shares held in trust for the benefit of Brian De Leeuw, Mr. De Leeuw's son, of which Treva De Leeuw, Mr. De Leeuw's wife, serves as trustee. Mr. De Leeuw disclaims beneficial ownership of the shares held in trust for the benefit of Brian De Leeuw.

(7) Includes 4,165 shares subject to stock options.

(8) All shares are subject to stock options.

(9) Includes 4,000 shares held for the benefit of Mr. McCown in the MDC Management Company, Inc. Retirement Savings and Investment Plan of which Mr. McCown is a trustee.

(10) Mr. McKenzie is a consultant to McCown De Leeuw & Co., Inc.

(11) Includes 160,296 shares subject to stock options. Also includes 500 shares owned by each of Lewis C. Minkel and Carter P. Minkel, Mr. Minkel's adult sons, of which Mr. Minkel expressly disclaims beneficial ownership.

(12) All shares are subject to stock options.

(13) All shares are subject to stock options.

(14) Includes 922,632 shares issuable upon the exercise of stock options and 9,198,967 shares beneficially owned by the MDC Entities and Behrman Capital.

                        DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTORS

    The names, ages and positions of all the directors of the Company, as of June 15, 1998, are listed below together with their business experience during the past five years. At each annual meeting of the stockholders of the Company, all directors are elected for a one year term. At a meeting of the Board of the Company held on May 21, 1997, the Bylaws of the Company were amended to provide for a Board consisting of a minimum of eight (8) and a maximum of thirteen (13) persons. In addition, the Board determined that the number of directors would be ten (10). There are no arrangements or understandings between any director or any other person pursuant to which the director was elected.

    The Board is composed of the following persons:

    LYNDON J. FAULKNER. President, Chief Executive Officer and Director since October 1992 and Chairman of the Board of Directors since March 1995 and Treasurer since August 1996. Mr. Faulkner, age 37, was employed in various capacities by Nimbus Records Limited (the "Predecessor") from 1985 until October 1992, most recently as Manufacturing Director. Mr. Faulkner was initially responsible for the design and development of the manufacturing process utilized by the Predecessor. Mr. Faulkner was educated in electrical and electronic engineering in the United Kingdom. Mr. Faulkner is a director of Tad Coffen Performance Saddles Inc., a privately owned company.

    CHARLES AYRES. Director of the Company since March 1995. Mr. Ayres, age 38, is a general partner of MDC Management Company III, L.P., which is the general partner of McCown De Leeuw & Co. III, L.P. and McCown De Leeuw & Co. Offshore (Europe) III, L.P., a general partner of MDC Management Company IIIA, L.P., which is the general partner of McCown De Leeuw & Co. III (Asia), L.P. and a member of Gamma Fund, LLC. Mr. Ayres has been affiliated with McCown De Leeuw & Co., Inc., an affiliate of McCown De Leeuw & Co. III, L.P., since 1991. Prior to that he was a founding general partner of HMA Investments, Inc., a private investment firm focused on middle-market management buyouts. He currently is a director of certain privately held companies, including Aurora Foods Inc. and The Brown Schools.

    DARRYL G. BEHRMAN. Director of the Company since March 1995. Mr. Behrman, age 47, is a general partner of Behrman Brothers, L.P., the general partner of Behrman Capital L.P. and Behrman Capital "B" L.P. The Behrman Capital entities are private investment firms focused on management buyouts of emerging growth companies. Prior to founding Behrman Capital in 1992, Mr. Behrman was a partner at Wertheim Schroder & Co. Incorporated where he specialized in middle market mergers and acquisitions, recapitalizations and management buyouts. Prior to that he worked for Citicorp's Merchant Banking
Group where he served as Vice President and head of the Corporate Advisory Group in London. Mr. Behrman is a Director of several privately held companies including Condor Systems, Inc., Professional Dental Associates, Inc. and Total Physician Services, Inc. He is Chairman of the Board of Esoterix, Inc., a privately held company. Darryl Behrman and Grant Behrman are brothers.

    GRANT G. BEHRMAN. Director of the Company since March 1995. Mr. Behrman, age 44, is a general partner of Behrman Brothers, L.P., the general partner of Behrman Capital L.P. and Behrman Capital "B" L.P. The Behrman Capital entities are private investment firms focused on management buyouts of emerging growth companies. Prior to founding Behrman Capital in 1992, Mr. Behrman was employed for ten years by Morgan Stanley & Co. Incorporated, most recently as a general partner in its Venture Capital Group. Mr. Behrman is a Director of Visual Networks, Inc., which is a publicly traded company, as well as serving as Director of several privately held companies including Esoterix, Inc. and Condor Systems, Inc. Darryl Behrman and Grant Behrman are brothers.

    ROBERT M. DAVIDSON. Director of the Company since July 1994. Since February 1997, Mr. Davidson, age 55, has been Chairman and Chief Executive Officer of The Davidson Group, a privately held investment company. From 1989 to February 1997, Mr. Davidson was Chairman of the Board of Directors and Chief Executive Officer of Davidson & Associates, Inc., a publicly-held educational software company that develops, publishes and manufactures high quality educational software products for home and school use. In 1996, Mr. Davidson also served as Vice Chairman of CUC International, Inc., a publicly held membership-based, consumer services company. Mr. Davidson held senior management positions at The Parsons Corporation, a large engineering and construction company, from 1978 to 1989. During his last five years at Parsons, he served as Executive Vice President, and was responsible for managing a major portion of the firm's operations and overseeing acquisitions of businesses and new technologies.

    DAVID E. DE LEEUW. Director of the Company since March 1995. Mr. De Leeuw, age 54, is a managing general partner of MDC Management Company III, L.P., which is the general partner of McCown De Leeuw & Co. III, L.P. and McCown De Leeuw & Co. Offshore (Europe) III, L.P., a managing general partner of MDC Management Company IIIA, L.P., which is the general partner of McCown De Leeuw & Co. III
(Asia), L.P. and a member of Gamma Fund, LLC. Mr. De Leeuw was the co-founder in 1984 of McCown De Leeuw & Co., Inc., an affiliate of McCown De Leeuw & Co. III, L.P. He currently serves as Vice Chairman of Vans, Inc. and a director of American Residential Investment Trust, Inc., both publicly held companies. He also currently serves as a director of Aurora Foods Inc., AmeriComm Holdings, Inc., Outsourcing Solutions Inc. and Home Asset Management Corp., all privately held companies.

    ANTHONY V. DUB. Director of the Company since May 1996. Mr. Dub, age 48, is an Advisor of Credit Suisse First Boston, an international investment banking firm with headquarters in New York City. Mr. Dub joined Credit Suisse First Boston in 1971 and served as a Managing Director from 1981 until 1997. He currently serves as a director of Lomak Petroleum, Inc., a publicly held company.

    GEORGE E. MCCOWN. Director of the Company since March 1995. Mr. McCown, age 63, is a managing general partner of MDC Management Company III, L.P., which is the general partner of McCown De Leeuw & Co. III, L.P., and McCown De Leeuw & Co. Offshore (Europe) III, L.P., a managing general partner of MDC Management Company IIIA, L.P., which is the general partner of McCown De Leeuw & Co. III
(Asia), L.P. and a member of Gamma Fund, LLC. Mr. McCown was the co-founder in 1984 of McCown De Leeuw & Co., Inc., an affiliate of McCown De Leeuw & Co. III, L.P. He serves as Chairman of the Board of Building Materials Holding Corp., and as Vice Chairman of Vans, Inc., both publicly held companies as well as Chairman of Pelican Companies, Inc., a privately held company. Mr. McCown also serves as a director of Fibermark, Inc., a publicly held company, as well as serving as a director of International Data Response Corp., Fitness Holdings, Inc., The Brown Schools, RSP Manufacturing Corp., Home Asset Management Corp. and Fitness Europe, all privately held companies.

    GLENN S. MCKENZIE. Director of the Company since March 1995. Mr. McKenzie, age 45, has been President of Alpha Investments, Inc., a management consulting firm, since October 1991. He currently serves as a director of Fibermark, Inc., a publicly held company, and DEC International, Inc., a privately held company.

    L. STEVEN MINKEL. Director of the Company since August 1997. Mr. Minkel, age 56, has been Executive Vice President, Chief Financial Officer and Secretary since November 1992. Before joining the company, from February 1986 to October 1992, he was Vice President and Chief Financial Officer of Duchossois Industries, Inc., a privately owned manufacturing conglomerate. Mr. Minkel served as a director of the Company from November 1992 through March 1995.

BOARD MEETINGS OF THE BOARD OF DIRECTORS

    The Board met five times during fiscal 1998. All such meetings were special meetings. Except for David E. De Leeuw and George E. McCown, all directors attended at least 75% of the aggregate number of meetings of the Board and standing committees on which they served. Each of David E. De Leeuw and George
E. McCown attended, respectively, three out of five meetings of the Board and the standing committees on which they served.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board has an Executive Committee comprised of the Chief Executive Officer, the Chief Financial Officer and two non-employee directors, an Audit Committee comprised of three non-employee directors and a Compensation Committee comprised of four directors, two of whom the Company has deemed to be independent.

    The Executive Committee held monthly meetings during fiscal 1998. The Executive Committee is authorized, within parameters and limitations set out by the Company's Board of Directors, to meet and act on behalf of the Board during interim periods between regular meetings of the Board. During fiscal 1998, the members of the Executive Committee included Messrs. Faulkner, Minkel, Ayres, and
G. Behrman.

    The Audit Committee held one meeting during fiscal 1998. Its principal functions are to recommend the firm of independent accountants to serve the Company each fiscal year to the Board of Directors and to review the plan and results of the prior year's audit by the independent accountants as well as the scope, results, and adequacy of the Company's internal accounting controls and procedures. In addition, the Audit Committee reviews the independence of the accountants and reviews their fees for audit and non-audit services rendered to the Company. During fiscal 1998, the members of the Audit Committee included Messrs. Davidson, Dub and McKenzie.

    The Compensation Committee held two meetings during fiscal 1998. Its principal functions are to approve remuneration of the officers of the Company, review certain benefit programs, and approve and administer remuneration plans, including the stock incentive plans of the Company. During fiscal 1998, the members of the Compensation Committee included Messrs. Ayres, D. Behrman, Davidson and Dub.

CURRENT EXECUTIVE OFFICERS

    The names, ages and positions of all of the executive officers of the Company, as of June 15, 1998, are listed below together with their business experience during the past five years. All executive officers are appointed by, and serve at the discretion of, the Board of Directors. There are no arrangements or understandings between any executive officer or any other person pursuant to which any of the executive officer was elected.

    The following table lists the executive officers of the Company and its affiliates.

                                               POSITION                        BUSINESS EXPERIENCE DURING
NAME AND AGE                               WITH THE COMPANY                          PAST FIVE YEARS
------------------------------  ---------------------------------------  ---------------------------------------

Lyndon J. Faulkner (37).......  President, Chief Executive Officer,                         *
                                Treasurer and Chairman of the Board of
                                Directors

L. Steven Minkel (56).........  Executive Vice President, Chief                             *
                                Financial Officer and Secretary

Howard G. Nash (49)...........  European Managing Director, Nimbus       Mr. Nash has served as European
                                Manufacturing (UK) Limited               Managing Director of Nimbus
                                                                         Manufacturing (UK) Limited since
                                                                         January 1994. Prior to that time, he
                                                                         was employed in various management
                                                                         capacities, including Finance Director,
                                                                         by Nimbus Manufacturing (UK) Limited
                                                                         and the Predecessor.

Robert J. Headrick (41).......  President, Nimbus Information Systems,   Mr. Headrick has served as President of
                                Inc., Executive Vice President, Nimbus   Nimbus Information Systems, Inc. since
                                Manufacturing Inc.                       March 1993 and as Executive Vice
                                                                         President of Nimbus Manufacturing Inc.
                                                                         since March 1994.

Robert J. Lynch (37)..........  Vice President, Nimbus Manufacturing     Mr. Lynch has served as Vice President
                                Inc.                                     of Nimbus Manufacturing Inc. since
                                                                         March 1994. Prior to that time, he was
                                                                         employed in various management
                                                                         capacities, including Operations
                                                                         Manager, by Nimbus Manufacturing Inc.
                                                                         and the Predecessor.

Gary E. Krutul (42)...........  Controller and Chief Accounting          Mr. Krutul has served as Controller and
                                Officer, Assistant Secretary and         Chief Accounting Officer since June
                                Assistant Treasurer                      1995 and Assistant Secretary and
                                                                         Assistant Treasurer since August 1996.
                                                                         From September 1991 to February 1995,
                                                                         Mr. Krutul served as Financial Manager
                                                                         for Bally's Total Fitness, Inc.

------------------------

*   See "DIRECTORS AND EXECUTIVE OFFICERS--Current Directors"

FAMILY RELATIONSHIPS

    Directors Grant and Darryl Behrman are brothers. Otherwise, there is no family relationship between any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer.

                                  COMPENSATION

EXECUTIVE OFFICERS COMPENSATION

    The following sections disclose detailed information about cash and equity-based executive compensation paid by the Company to certain of its executive employees. The information is comprised of a Summary Compensation Table and additional tables which provide further details on stock options issued by the Company.

    SUMMARY COMPENSATION TABLE

    The following summary compensation table presents information about the compensation paid by the Company during its three most recent fiscal years to those individuals who were (i) the Company's Chief Executive Officer (the "CEO") at the end of the last completed fiscal year, regardless of compensation level and (ii) the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                             LONG-TERM
                                                                       ANNUAL COMPENSATION (1)              COMPENSATION
                                                                 -----------------------------------  ------------------------
                                                                                           OTHER                      ALL
                                                   FISCAL YEAR                            ANNUAL       OPTIONS       OTHER
                                                   ENDED MARCH    SALARY      BONUS    COMPENSATION    GRANTED   COMPENSATION
NAME AND PRINCIPAL POSITION                            31           ($)        ($)        ($)(2)         (#)        ($) (3)
------------------------------------------------  -------------  ---------  ---------  -------------  ---------  -------------

Lyndon J. Faulkner..............................         1998      242,550     25,000            0       15,000       12,230
  President, Chief Executive Officer, Treasurer          1997      242,550          0            0       35,000       11,422
  and Chairman of the Board of Directors                 1996      231,000     73,600            0      475,326       12,486

L. Steven Minkel................................         1998      200,000     25,000            0       15,000        9,549
  Executive Vice President, Chief Financial              1997      191,260          0            0       32,000        9,992
  Officer and Secretary                                  1996      177,876     73,600            0      316,821        9,070

David J. Trudel (4).............................         1998      181,000          0            0       15,000        3,680
  Executive Vice President, Nimbus Manufacturing         1997      145,792          0       28,443       20,000        1,370
  Inc.

Robert J. Headrick..............................         1998      180,180          0            0       10,000        7,143
  President, Nimbus Information Systems, Inc.,           1997      180,180          0            0        5,000        7,265
  Executive Vice President, Nimbus Manufacturing         1996      173,828     23,400            0      105,670        7,211
  Inc.

Howard G. Nash..................................         1998      128,427     11,541            0       15,000       28,070
  European Managing Director, Nimbus                     1997      105,650     32,000            0       20,000       22,489
  Manufacturing (UK) Limited                             1996       92,918     31,746            0      131,993       19,528

------------------------

(1) While each of the five Named Executive Officers received perquisites or other personal benefits in the years shown, in accordance with SEC regulations, the value of these benefits are not indicated since they did not exceed the lesser of $50,000 or 10% of the individual's salary and bonus in any year.

(2) The amount set forth in the Summary Compensation Table under the heading "Other Annual Compensation" includes (i) $21,243 for reimbursements made by the Company to Mr. Trudel or on behalf of Mr. Trudel for relocation costs and (ii) $7,200 as an automobile allowance on behalf of Mr. Trudel.

(3) Amounts set forth in the Summary Compensation Table under the heading "All Other Compensation" include (i) contributions made by the Company to the Company's 401(k) plan or, in the case of Messrs. Faulkner and Nash, to the Company's U.K. Pension Scheme for the benefit of the Named Executive Officer and (ii) the Company's payment of life insurance premiums on behalf of the Named Executive Officer. In fiscal 1998, the Company paid $885, $2,254, $1,141 and $743 in life insurance premiums on behalf of Messrs. Faulkner, Minkel, Trudel and Headrick, respectively. In fiscal 1997, the Company paid $330, $2,250, $487 and $330 in life insurance premiums on behalf of Messrs. Faulkner, Minkel, Trudel and Headrick, respectively. In fiscal 1996, the Company paid $330, $1,440 and $330 in life insurance premiums on behalf of Messrs. Faulkner, Minkel and Headrick, respectively.

(4) Mr. Trudel ceased to be employed by the Company in February 1998.

    EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with Messrs. Faulkner, Minkel, Headrick and Nash. The employment agreement with Mr. Faulkner provides for a base salary of not less than $200,000 and provides for an initial term ended March 31, 1994 and for continuation thereafter for additional one year periods until terminated in accordance with the agreement. The agreement also provides for an annual bonus subject to the achievement of annual performance criteria (such bonus for fiscal 1998 was $25,000). The agreement may be terminated by the Company with or without cause, provided that if it is terminated without cause the Company will be obligated to pay the greater of one year's salary plus the previous year's bonus or all salary and benefits specified in the agreement from the date of termination to the end of the then current contract term.

    Purchaser has entered into the Faulkner Employment Agreement (as defined in the Schedule 14D-9). A summary of such agreement is contained in the Schedule 14D-9. The summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit 6 to the Schedule 14D-9.

    The employment agreement with Mr. Minkel provides for a base salary of not less than $150,000 and provides for an initial term ended November 8, 1994 and for continuation thereafter for additional one year periods until terminated in accordance with the agreement. The agreement also provides for an annual bonus subject to the achievement of annual performance criteria (such bonus for fiscal 1998 was $25,000). The agreement may be terminated by the Company with or without cause, provided that if it is terminated without cause the Company will be obligated to pay the greater of one year's salary plus the previous year's bonus or all salary and benefits specified in the agreement from the date of termination to the end of the then current contract term.

    Purchaser has entered into the Minkel Employment Agreement (as defined in the Schedule 14D-9). A summary of such agreement is contained in the Schedule 14D-9. The summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit 7 to the Schedule 14D-9.

    The employment agreement with Mr. Headrick provides for a base salary of not less than $140,000 and provides for an initial term ended March 7, 1994. Thereafter, the agreement continues for additional six month periods until terminated in accordance with the agreement. The agreement also provides for an annual bonus, subject to achievement of annual performance criteria (such bonus for fiscal 1998 was $0). The agreement may be terminated by the Company with or without cause, provided that if it is terminated without cause the Company is obligated to pay Mr. Headrick the greater of six months' salary or all salary and benefits specified in the agreement from the date of termination to the end of the then current term.

    Mr. Nash is employed under a standard contract for employment of directors in the United Kingdom which provides, among other things, certain statutory entitlements and a base salary of L38,250 which is reviewed annually. The agreement does not have a fixed term and, except in the case of serious employee misconduct or gross negligence, requires the parties to the agreement to provide 12 months prior written notice of a desire to terminate. The Company may make a payment in lieu of notice.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    From October 1992 until June 1993, the executive compensation program of the Company was administered by the Board of Directors. During such period Mr. Faulkner, President, and Mr. Minkel, Executive Vice President, participated in the deliberations of the Board of Directors concerning executive officer compensation. On June 3, 1993, the Board of Directors established a Compensation Committee to administer the Company's executive compensation program. The Compensation Committee is currently comprised of four non-employee directors.

    STOCK OPTIONS

    The Company has adopted the Amended and Restated Nimbus CD International, Inc. 1995 Stock Option and Stock Award Plan (the "Nimbus Plan"). The Nimbus Plan is intended to further the long-term stability and financial success of the Company by attracting and retaining key employees through the use of stock incentives, including stock options. The Company does not award stock appreciation rights under the Nimbus Plan. The Company has reserved a total of 2,715,449 shares (adjusted to give effect to the Company's 3.76049 stock split effective October 16, 1995) of common stock for issuance under the Nimbus Plan.

    The following table sets forth additional information concerning individual grants of stock options made under the Nimbus Plan during the last completed fiscal year to each of the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                           POTENTIAL REALIZED
                                                                                                                VALUE AT
                                           INDIVIDUAL GRANTS                                              ASSUMED ANNUAL RATES
--------------------------------------------------------------------------------------------------------     OF STOCK PRICE
                                                          % OF TOTAL                                        APPRECIATION FOR
                                            OPTIONS     OPTIONS GRANTED                                      OPTION TERM (1)
                                            GRANTED           TO                                          ---------------------
                                              (2)        EMPLOYEES IN        EXERCISE OR     EXPIRATION      5%         10%
NAME                                          (#)         FISCAL YEAR     BASE PRICE ($/SH)     DATE         ($)        ($)
----------------------------------------  -----------  -----------------  -----------------  -----------  ---------  ----------
Lyndon J. Faulkner......................      15,000             7.1%         $    9.13         3/31/07   $  86,142  $  218,298
L. Steven Minkel........................      15,000             7.1%         $    9.13         3/31/07   $  86,142  $  218,298
David J. Trudel.........................      15,000             7.1%         $    9.13         3/31/07   $  86,142  $  218,298
Robert J. Headrick......................      10,000             4.7%         $    9.13         3/31/07   $  57,428  $  145,532
Howard G. Nash..........................      15,000             7.1%         $    9.13         3/31/07   $  86,142  $  218,298

------------------------

(1) The potential realized values in the table assume that the market price of the Company's Common Stock appreciates in value from the date of grant to the end of the option term at the annualized rates of five percent and ten percent, respectively. The actual value, if any, an executive may realize will depend on the excess, if any, of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated in the table.

(2) Options were granted April 1, 1997. The options will vest ratably over a five year period with one fifth of the options becoming exercisable on March 31, 1998 and one fifth vesting each March 31 thereafter until the options are fully vested on March 31, 2002.

    The following table sets forth information concerning each exercise of stock options during fiscal 1998 by each of the Named Executive Officers and the fiscal year-end value of unexercised options, provided on an aggregated basis:

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                   FISCAL YEAR-END UNEXERCISED OPTION VALUES

              (A)                          (B)                (C)                 (D)                      (E)
                                                                         NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                                        UNDERLYING UNEXERCISED       IN-THE-MONEY(2)
                                     SHARES ACQUIRED       VALUE(1)      OPTIONS AT FY-END (#)    OPTIONS AT FY-END ($)
NAME                                 ON EXERCISE (#)     REALIZED ($)   EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
--------------------------------  ---------------------  -------------  -----------------------  ------------------------
Lyndon J. Faulkner..............                0          $    0.00          484,789/264,196       $4,089,504/$1,785,385
L. Steven Minkel................                0          $    0.00          160,296/185,287       $1,111,096/$1,194,152
David J. Trudel.................                0          $    0.00           11,000/ 24,000         $   3,173/$  12,690
Robert J. Headrick..............                0          $    0.00           55,658/ 62,406         $ 405,140/$ 402,616
Howard G. Nash..................                0          $    0.00          113,259/ 88,192         $ 870,931/$ 504,882

------------------------

(1) The dollar values referred to in columns (C) and (E) are calculated by determining the difference between the fair market value of the securities underlying the options and the exercise price of the options at exercise or fiscal year-end, respectively.

(2) Options are in-the-money if the fair market value of the underlying securities exceeds the exercise price of the option.

DIRECTORS COMPENSATION

    Beginning November 1995, the Company began paying an annual fee of $10,000 to directors of the Company who are not compensated as officers of the Company or employed by an affiliate of the Company, including the MDC Entities and Behrman Capital. The Company also reimburses each director for out-of-pocket expenses incurred in attending meetings of the Board of Directors and its committees.

    In addition, in October 1995, the Board of Directors, with the approval of the stockholders, adopted the Nimbus CD International, Inc. 1995 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). The Directors' Plan is designed to attract and retain the services of experienced and highly qualified outside directors and to create a proprietary interest for such directors in the Company's continued success. Under the Directors' Plan, grants of stock options will be made to each member of the Board, who is (a) not an employee of the Company, (b) not an employee of an affiliate of the Company, and (c) otherwise not eligible for selection to participate in any plan of the Company or its affiliates that entitles such member to acquire securities or derivative securities of the Company. An aggregate of 50,000 shares of Common Stock have been reserved for issuance under the Directors' Plan. Notwithstanding the foregoing, adjustments may be made by the Company's Board of Directors in the number and class of shares available under the Directors' Plan and the number, class and price of shares subject to outstanding option grants, in each such case, to reflect changes in the Company's corporate structure or capitalization, such as through a merger or stock split.

    Options awarded under the Directors' Plan expire ten years from the date of grant (unless the period is shortened by the non-employee independent director's retirement, death, disability or a change of control as defined in the Directors' Plan). Options awarded subsequent to October 31, 1995 will permit the non-employee independent director, for a period of up to ten years from the date of grant (unless the period is shortened by the non-employee independent director's retirement, death, disability or a change in control as defined in the Directors' Plan), to purchase 2,500 shares of Common Stock from the Company at the fair market value of such shares on the date such option is granted.

    Each non-employee independent director will receive such an option whenever he or she is elected, re-elected or appointed to the Company's Board of Directors and otherwise satisfies the requirements for participation in the Directors' Plan. Generally, an option shall only be exercisable with respect to one-third of the shares subject to the option on the first anniversary of the date of grant (and not prior thereto) and then with respect to an additional one-third of such shares beginning on each of the second and third anniversaries of the date of grant; provided, however, the option shall be fully exercisable upon (i) the attainment of age 70 by the optionee or (ii) the death or disability (as defined in the Directors' Plan) of the optionee. Notwithstanding the foregoing, in no event may an option under the Directors' Plan be exercised prior to the expiration of six months from the date of grant. Except in certain limited circumstances, an option may be exercised only if the optionee at the time of exercise is, and at all times following the grant of the option remains, a non-employee director of the Company.

    On October 30, 1995, Robert M. Davidson was awarded options to purchase 10,000 shares of the Company's Common Stock at an exercise price equal to $7.00. Such options vest ratably over a three year period with the first options vesting on October 30, 1996. On May 20, 1996, upon his appointment to the Company's Board of Directors, Anthony V. Dub was awarded options to purchase 2,500 shares of the Company's Common Stock at an exercise price of $11.25 per share. Such options shall vest ratably over three years beginning May 20, 1997. On August 6, 1996, upon their re-election to the Board, each of Messrs. Davidson and Dub were granted options to purchase 2,500 additional shares of the Company's Common Stock under the Directors' Plan at an exercise price of $12.63. Such options shall vest ratably over three years beginning August 6, 1997. On August 5, 1997, upon their re-election to the Board, each of Messrs. Davidson and Dub were granted options to purchase 2,500 additional shares of the Company's Common Stock under the Directors' Plan at an exercise price of $12.37. Such options will vest ratably over three years beginning August 5, 1998.

    The Directors' Plan will terminate upon the earlier to occur of (i) the adoption of a resolution of the Company's Board of Directors terminating the Directors' Plan, (ii) the date all shares of Common Stock subject to the Directors' Plan are purchased according to the provisions of the Directors' Plan or (iii) ten years from the date of adoption of the Directors' Plan by the Company's Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    1995 RECAPITALIZATION. On March 31, 1995, certain affiliates of McCown De Leeuw & Co., Inc. (the "MDC Entities") and Behrman Capital L.P. ("Behrman Capital") replaced affiliates of DLJ Merchant Banking, Inc. (the "DLJMB Investors") as the Company's majority stockholders through a series of transactions (the "Recapitalization"). The MDC Entities and Behrman Capital acquired 10,698,970 shares of the Company's Common Stock for an aggregate purchase price of $27 million and another investor acquired 118,876 shares of Common Stock for $300,000. The Company refinanced its then-outstanding debt and borrowed an additional $41.1 million. The Company also received $1.7 million from Chase Manhattan Investment Holdings, Inc. ("Chase Manhattan") for the issuance of warrants to purchase 693,453 shares of its Common Stock for $0.01 per share. The warrants became exercisable upon the occurrence of the Company's initial public offering and Chase Manhattan exercised its right to purchase 175,000 shares of Common Stock. Chase Manhattan exercised their remaining 518,453 warrants, which converted into 518,002 shares of Common Stock in a cashless transaction, on September 2, 1997.

    The proceeds from the issuance of Common Stock, warrants and additional debt were used by the Company to acquire 22,333,768 shares of its Common Stock held by the DLJMB Investors and 2,834,436 shares of Common Stock from certain members of management and other stockholders (including 2,174,015 shares received by management upon exercise of stock options which became fully vested in the Recapitalization) for an aggregate cost of $65.3 million, including related fees and expenses.

    INITIAL PUBLIC OFFERING.  On October 16, 1995, the Company declared a
3.76049 for one stock split which was distributed to stockholders on October 18, 1995. Thereafter, on October 30, 1995, the Company completed an initial public offering of securities with the sale of 6,350,000 shares of Common Stock at a price per share (net of underwriting discounts and commissions) of $6.55. Of the 6,350,000 shares of Common Stock offered for sale, 5,080,000 shares were purchased and offered for sale to the public by underwriters in the United States (the "U.S. Offering"), with the remaining 1,270,000 shares being purchased and offered for sale to the public by foreign underwriters (the "International Offering", together with the U.S. Offering, the "Offerings"). Contemporaneously with the Offerings, Behrman Capital, a principal stockholder of the Company, purchased 500,000 shares of Common Stock of the Company at $6.55 per share in a private placement transaction.

    STOCKHOLDERS AGREEMENT. On March 31, 1995, the Company and holders of Common Stock (collectively, the "Holders") entered into a Stockholders Agreement (the "1995 Stockholders Agreement"). The 1995 Stockholders Agreement contains, among other things, restrictions on the transfer of shares of Common Stock and certain registration rights with respect thereto and matters related to the Board of Directors of the Company. Upon completion of the Offerings, all of the provisions of the 1995 Stockholders Agreement terminated except for provisions relating to certain registration rights. These provisions state that after March 31, 2000, Behrman Capital and the DLJMB Investors, and after March 31, 2002, Chase Manhattan, shall each have a one time right to demand that the Company register for sale under the Securities Act of 1933 (the "Securities Act") all or a portion of the shares of Common Stock of such Holder as then owned by it. Any such registration is subject to certain time and size limitations. In addition, the Holders are also entitled to require the Company to use its best efforts to include shares owned by them in a registered offering of equity securities of the Company, subject to marketing restrictions determined by the managing underwriter.

    REGISTRATION RIGHTS AGREEMENT. Upon consummation of the Offerings, the Company and the MDC Entities entered into a registration rights agreement pursuant to which the Company will grant certain registration rights to the MDC Entities and certain of their transferees and assignees with respect to shares of Common Stock owned or acquired by the MDC Entities following the Offerings (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the MDC Entities will have the right to require the Company to file up to five registration statements under the Securities Act, which may be increased by an additional three registrations if effected on Form S-3, covering the MDC Entities' shares and the shares of Common Stock of certain transferees and assignees of the MDC Entities. The Company has agreed to pay all costs and expenses relating to the exercise of the MDC Entities' registration rights, except for underwriting commissions relating to shares sold by the MDC Entities. The Company will indemnify the MDC Entities for certain liabilities, including liabilities under the Securities Act, in connection with any such registration. Under the Registration Rights Agreement, the MDC Entities will have the right to transfer their respective rights to a transferee or assignee of their shares of the Common Stock in a transfer other than pursuant to a public offering.

    By letter agreement dated October 31, 1995, the MDC Entities and Behrman Capital agreed that upon request of Behrman Brothers, L.P., the general partner of Behrman Capital L.P., the MDC Entities will agree to exercise one of the demand registration rights conferred on the MDC Entities pursuant to the Registration Rights Agreement. This agreement will enable Behrman Capital to exercise incidental registration rights with respect to their shares of Common Stock which were granted pursuant to the Stockholders Agreement.

    Pursuant to Rule 144 promulgated under the Securities Act, the MDC Entities and Behrman Capital may, without registration under the Securities Act, sell, within any three-month period, a number of shares less than or equal to the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding such sale, subject, in some cases, to the two year holding period described in Rule 144. Shares owned by the MDC Entities and Behrman Capital will be eligible for sale to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act without regard to the volume limitations contained in Rule 144.

    TRANSACTIONS WITH THE INVESTORS. In connection with the Recapitalization, the Company paid MDC Management Company III, L.P., an affiliate of the MDC Entities, and Behrman Brothers Management Corporation, an affiliate of Behrman Capital, transaction fees of $2,425,000 and $1,575,000, respectively, plus reimbursement for out-of-pocket expenses incurred in connection with services rendered in connection with the Recapitalization.

    TRANSACTIONS WITH MANAGEMENT STOCKHOLDERS. In connection with the Recapitalization, the Company (i) purchased 296,549 shares of Common Stock received pursuant to the exercise of stock options from Messrs. Faulkner, Minkel, Headrick, Nash and Lynch on March 31, 1995 for $2,814,250 and (ii) purchased 117,628 additional shares of Common Stock from Mr. Minkel for $296,847. The shares were reacquired at their then fair value of $2.52 per share, the price paid by the MDC Entities, Behrman Capital and other stockholders in the Recapitalization.

    TRANSACTIONS WITH OTHER PARTIES. The Company's United Kingdom subsidiary employs the services of Whitehead Electrical Company, Ltd., an electrical contracting company of which Lyndon Faulkner's brother is the Managing Director. The services are supplied on competitive terms. The Company paid Whitehead Electrical Company, Ltd. $141,904 during the fiscal year ended March 31, 1998.

    In April 1994, the Company entered into the Donnelley CD-ROM Agreement with R.R. Donnelley & Sons Company ("Donnelley"), whereby the Company established a multiline compact disc manufacturing facility in Provo, Utah, requiring capital expenditures of approximately $13 million by the Company. In April 1995, as permitted by the Donnelley CD-ROM Agreement, Donnelley assigned substantially all of its rights in, and obligations under, the Donnelley CD-ROM Agreement to Stream (as assigned, the "Stream CD-ROM Agreement"). Effective April 1, 1997, the Company entered into a new agreement with Stream which terminated the Stream CD-ROM Agreement and set forth Stream's commitment to purchase 27.5 million discs during fiscal 1998 and 20.6 million discs for the first nine months of fiscal 1999. The agreement was scheduled to terminate on December 31, 1998. In December 1997, Stream assigned substantially all of its rights and obligations under the Stream Agreement to Modus Media International, Inc. ("MMI"). Effective March 31, 1998, the Company and MMI determined that, in furtherance of their mutual best interests, they would terminate the Agreement.

    The Company provides CD manufacturing services to Cedant Software, formerly known as CUC International, Inc., a software company. Robert M. Davidson, a director of the Company, served as Vice Chairman of the Board of CUC International, Inc. until his resignation of May 27, 1997. These services supplied to CUC International, Inc. are on competitive terms. Sales to Cedant Software were $4.5 million for fiscal 1998.

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers, and persons who own more than ten percent of the Company's Common Stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Company's Common stock and to provide copies of the reports to the Company. To the Company's knowledge, based solely on a review of the copies of reports furnished to the Company, and written representations that no other reports were required to be filed, during the fiscal year ended March 31, 1998, the Company's directors, executive officers, and stockholders beneficially owning more than ten percent of the Company's Common Stock complied with their respective Section 16(a) reporting requirements.

                                   SCHEDULE I

                         POTENTIAL PURCHASER DESIGNEES

                                                            PRESENT PRINCIPAL OCCUPATION OR
                                                                    EMPLOYMENT AND
 NAME, AGE AND BUSINESS ADDRESS          OFFICE(S)           FIVE-YEAR EMPLOYMENT HISTORY         CITIZENSHIP
---------------------------------  ----------------------  ---------------------------------  -------------------

ORLANDO F.                         President; Chief        President of various wholly owned  United States
  RAIMONDO (54)..................  Executive Officer;      subsidiaries of Parent comprising
  3233 East Mission Oaks           Director of Neptune     the Technicolor Packaged Media
  Boulevard                        Acquisition Corp.       Group.
  Camarillo, CA 93012

GARY JOYCE (36)..................  Vice President;         Senior Vice President and Chief    United Kingdom
  3233 East Mission Oaks           Treasurer; Assistant    Financial Officer of Technicolor
  Boulevard                        Secretary; Director of  Packaged Media Group since July
  Camarillo, CA 93012              Neptune Acquisition     1996. Prior to that time,
                                   Corp.                   Divisional Controller of Carlton
                                                           Communications Plc.

THOMAS M. COLLINS, JR. (44)......  Vice President;         Senior Vice President and General  United States
  3233 East Mission Oaks           Secretary; Assistant    Counsel of Technicolor Packaged
  Boulevard                        Treasurer; Director of  Media Group; executive officer of
  Camarillo, CA 93012              Neptune Acquisition     a wholly owned subsidiary of
                                   Corp.                   Parent since 1993. Partner,
                                                           Thelen, Marrin, Johnson & Bridges
                                                           prior to July 1993.

JUNE F. DE MOLLER (50)...........  Managing Director of    Managing Director of Carlton       United Kingdom
  25 Knightsbridge                 Carlton Communications  since July 1993. Director since
  London SW1X 7RZ                  Plc                     February 1983. Non-executive
  England                                                  Director of Anglian Water Plc.

WILLIAM ROLLASON (37)............  Not applicable          Joined Carlton in 1996 as an       United Kingdom
  25 Knightsbridge                                         employee. From June 1992 to 1996,
  London SW1X 7RZ                                          Chief Financial Officer and
  England                                                  Finance Director of Marling
                                                           Industries Plc, a publicly quoted
                                                           manufacturer of industrial
                                                           textiles.

                                                            PRESENT PRINCIPAL OCCUPATION OR
                                                                    EMPLOYMENT AND
 NAME, AGE AND BUSINESS ADDRESS          OFFICE(S)           FIVE-YEAR EMPLOYMENT HISTORY         CITIZENSHIP
---------------------------------  ----------------------  ---------------------------------  -------------------
B. QUENTIN LILLY (36)............  Chief Operating         Chief Operating Officer of         United States
  3233 East Mission Oaks           Officer of Technicolor  Technicolor Packaged Media Group
  Boulevard                        Packaged Media Group    since 1997. Joined as Vice
  Camarillo, CA 93012                                      President, Planning and
                                                           Development in March 1994. Prior
                                                           to that time, Vice President,
                                                           Corporate Finance at Crowell,
                                                           Weeden & Co. in Los Angeles.

LYNDON J. FAULKNER (37)..........  President, Treasurer,   Joined Nimbus Records Limited in   United Kingdom
  623 Welsh Run Road               Chief Executive         1985. Appointed President, Chief
  Guildford Farm                   Officer and Chairman    Executive Officer and Director of
  Ruckersville, Virginia 22968     of the Board of         Nimbus since October 1992 and
                                   Directors of Nimbus     Chairman of the Board of
                                                           Directors since March 1995 and
                                                           Treasurer since August 1996.
                                                           Director of Tad Coffen
                                                           Performance Saddles Inc., a
                                                           privately owned company.

L. STEVEN MINKEL (56)............  Executive Vice          Joined Nimbus in November 1992.    United States
  623 Welsh Run Road               President, Chief        Appointed Executive Vice
  Guildford Farm                   Financial Officer,      President, Chief Financial
  Ruckersville, Virginia 22968     Secretary and Director  Officer and Secretary since
                                   of Nimbus               November 1992. Elected Director
                                                           in August 1997. Was a Director
                                                           from November 1992 through March
                                                           1995.

                                                                         ANNEX B

        [LOGO]

June 16, 1998

The Board of Directors
Nimbus CD International, Inc.
623 Welsh Run Road
Ruckersville, Virginia 22968

Gentlemen:

    Nimbus CD International, Inc., a Delaware corporation (the "Company"), has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Carlton Communications Plc, a Public Limited Company organized under the laws of England and Wales ("Parent"), and Neptune Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"), whereby Sub will commence a tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company at a price of $11.50 per share net to the seller in cash (the "Consideration"). The Merger Agreement also provides that, following the consummation of the Offer, the Company will be merged with and into Sub in a transaction (the "Merger") pursuant to which each outstanding share of Common Stock not owned by Parent, Sub or their respective affiliates will be converted into the right to receive an amount in cash equal to the per share consideration paid in the Offer and the Company will become a wholly owned subsidiary of Parent. In addition, we understand that, in connection with the Offer and the Merger, Parent, Sub and certain stockholders of the Company (the "Stockholders") who own, in aggregate, approximately 44 percent of the outstanding Common Stock on a fully-diluted basis, propose to enter into an agreement (the "Stockholders Agreement") whereby the Stockholders will agree to tender (and not withdraw) their shares of Common Stock into the Offer and to grant to Parent and/or Sub the right, subject to certain conditions, to receive the proceeds received by such Stockholders from the sale of such shares for a consideration in excess of $11.50 per share. You have asked us to render an opinion to you as to whether or not the Consideration to be paid to the stockholders of the Company is fair to the stockholders of the Company from a financial point of view.

    In arriving at our opinion, we have, among other things:

        (i) reviewed a draft of the Merger Agreement, and a draft of the Stockholders' Agreement, each dated June 16, 1998;

        (ii) reviewed (x) the Company's 1999 budget, and (y) the Company's 2000 and 2001 projected financial results, dated April 15, 1998, which were received by us on June 4, 1998 (collectively, with the 1999 budget, the "Forecasts"), and discussed such Forecasts with the Company's management;

       (iii) discussed with management of the Company, the business, operations, historical financial results and Forecasts of the Company;

        (iv) reviewed the audited financial statements and Annual Reports on Form 10-K of the Company for the fiscal years ended March 31, 1995, 1996 and 1997;

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        (v) reviewed the preliminary unaudited financial statements of the
            Company for the fiscal year ended March 31, 1998 and a Company press release, dated May 21, 1998, relating to the Company's fiscal year end 1998 financial results;

        (vi) reviewed the historical stock prices and trading volumes of the Company's common stock;

       (vii) reviewed certain publicly available information regarding publicly traded companies we deemed reasonably comparable to the Company;

      (viii) reviewed certain publicly available information regarding a merger and acquisition transaction involving a company we deemed reasonably comparable to the Company;

        (ix) discussed with other potential acquirers of the Company, potential merger and acquisition transactions involving the Company;

        (x) reviewed certain information regarding premiums paid in all cash acquisitions of a size comparable to the Merger for publicly traded companies;

        (xi) performed discounted cash flow analyses based on the Forecasts;

       (xii) performed leveraged buyout analyses based on the Forecasts; and

      (xiii) reviewed such other information, performed such other analyses and taken into account such other factors as we deemed relevant.

    For purposes of rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information provided to us by and on behalf of the Company and have not assumed any responsibility for independent verification of such information or for any independent valuation or appraisal of any assets of the Company, nor were we furnished with any such valuations or appraisals. We have assumed, without independent investigation, the accuracy of all representations and statements made by officers and management of the Company. With respect to the Forecasts, we have assumed that they were reasonably prepared on bases reflecting the best estimates and good faith judgment of the Company's management as of the date of their preparation and that management has informed us of all circumstances occurring since such date that could make the Forecasts incomplete or misleading. Our opinion is necessarily based on economic, market and other conditions, and information made available to us as of the date hereof.

    This opinion was provided at the request and solely for the benefit of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and shall not be reproduced, summarized, described, relied upon, or referred to, or furnished to any other person without Berenson Minella's prior written consent; PROVIDED that, subject to our prior review, the Company may refer to this opinion on any Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with respect to the Offer or any Proxy Statement filed by the Company with respect to the Merger, without such written consent. The opinion does not and will not constitute a recommendation to stockholders of the Company to tender their shares in the Offer or to vote in favor of the Merger. This opinion is delivered subject to the conditions, scope of engagement, standard of care, limitations, and understandings set forth in the engagement agreement between Berenson Minella and the Company, dated June 16, 1998.

    This opinion is delivered with the explicit understanding that this opinion is based on standards of assessment in existence as of the date hereof, and that standards of assessment may change in the future. Berenson Minella disclaims any responsibility for any impact any such changes may have on the assessment of the Offer and the Merger. Unforeseen future events that could affect the fairness of the Consideration to be paid to the stockholders in the Offer and the Merger, from a financial point of view, have not been factored into this opinion. Berenson Minella disclaims any obligation to update or revise this opinion for events occurring subsequent to the date hereof, whether foreseen or unforeseen.

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    This opinion is a fairness opinion only from a financial point of view.
Berenson Minella makes no representations with respect to questions of legal interpretation or enforceability and expressly disclaims that this opinion may be construed in any way as a legal opinion. In addition, without limiting the foregoing, we express no opinion regarding the fairness of the Consideration to
(i) holders of options issued pursuant to any stock option plan of the Company in which the exercise price of such options exceeds the Offer Price (as defined in the Merger Agreement) and (ii) holders of options of the Company who exchange such options for securities of Parent. Our opinion is limited to the matters expressly set forth in this letter, and no opinions may be implied or may be inferred beyond the matters expressly so stated.

    We note that we have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, which is contingent upon the consummation of the Offer.

    Based upon and subject to the foregoing, and subject to the various assumptions, qualifications, and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid to the stockholders of the Company pursuant to the Offer and the Merger is fair to the stockholders of the Company from a financial point of view.

                                          Very truly yours,

                                          BERENSON MINELLA & COMPANY

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